Filed Pursuant to Rule 424(B)(5)
Registration File Number: 333-85050

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 8, 2002)

$        ,000,000

ARAMARK Services, Inc.

% Senior Notes due

Fully and unconditionally guaranteed by

ARAMARK Corporation

The notes will bear interest at the rate of         % per year. Interest on the notes is payable on                  and              of each year, beginning on                  2005. The notes will mature on                 . ARAMARK Services, Inc. may redeem the notes in whole or in part at any time prior to their maturity at the redemption prices described in this prospectus supplement. The redemption prices are discussed under the caption “Description of Notes—Optional Redemption.”

The notes will be issued by ARAMARK Services, Inc. and the notes will be senior debt securities. The notes will rank equally with all of the other unsecured senior indebtedness of ARAMARK Services, Inc. The notes will be fully and unconditionally guaranteed on a senior basis as to payment of principal and interest by us, ARAMARK Corporation, the parent corporation of ARAMARK Services. The guarantee of the notes will be a senior obligation of ours and will rank equally with all of our other unsecured senior indebtedness.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds, before expenses, to ARAMARK Services, Inc.	%	$

Interest on the notes will accrue from May     , 2005 to the date of delivery.

The underwriters expect to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company on or about                 , 2005.

Joint Book-Running Managers
Citigroup	Goldman, Sachs & Co.	JPMorgan
Co-Managers
Daiwa Securities America Inc.	KBC Financial Products USA Inc.	PNC Capital Markets, Inc.

ABOUT THIS PROSPECTUS SUPPLEMENT

These offering materials consist of two documents:

•	this prospectus supplement, which describes the terms of the notes that ARAMARK Services is currently offering, and

•	the accompanying prospectus, which provides general information about the debt securities of ARAMARK Services and ARAMARK Corporation, some of which may not apply to the notes that ARAMARK Services is currently offering.

The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus. Unless the context otherwise indicates, the terms “we,” “us,” “our” and “ARAMARK” mean ARAMARK Corporation and its subsidiaries and the terms “ARAMARK Services” and “Services” mean our wholly owned subsidiary, ARAMARK Services, Inc.

At varying places in this prospectus supplement and the prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found listed above in the Table of Contents. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make any representation not contained in this prospectus supplement or the accompanying prospectus, or incorporated by reference, into this prospectus supplement or the prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus and any documents incorporated by reference is accurate after the dates on the front covers of each of the prospectus supplement and the accompanying prospectus and after the date of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The distribution of this prospectus supplement and the accompanying prospectus or any part of those documents and the offer and sale of the notes may be restricted by law in certain jurisdictions. If you possess this prospectus supplement and the accompanying prospectus, you should inform yourself about and observe any such restrictions. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The notes offered by this prospectus supplement are registered with the Securities and Exchange Commission under registration statement number 333-85050 that was declared effective on April 8, 2002.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views as to future events and financial performance with respect to our operations. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include: unfavorable economic conditions; ramifications of any future terrorist attacks or increased security alert levels; increased operating costs, including labor-related and energy costs; shortages of qualified personnel or increases in labor costs; costs and possible effects of union organizing activities; currency risks and other risks associated with international markets; risks associated with acquisitions, including acquisition integration issues and costs; our ability to integrate and derive the expected benefits from our acquisitions; competition; decline in attendance at client facilities; unpredictability of sales and expenses due to contract terms and terminations; the contract intensive nature of our business, which may lead to client disputes; high leverage; claims relating to the provision of food services; costs of compliance with governmental regulations and government investigations; liability associated with noncompliance with governmental regulations, including regulations pertaining to food services, the environment, Federal and state employment and wage and hour laws and import and export controls and customs laws; dram shop litigation; contract compliance and administration issues, inability to retain current clients and renew existing client contracts; determination by customers to reduce their outsourcing and use of preferred vendors; seasonality; and other risks that are set forth in the “Risk Factors” section of this prospectus supplement and the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” section and other sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus supplement and the accompanying prospectus or that may be made in our filings with the Securities and Exchange Commission or elsewhere from time to time by, or on behalf of, us.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

For more complete information about ARAMARK and Services, you should read this entire prospectus supplement and the accompanying prospectus as well as the materials filed with the Securities and Exchange Commission that are considered to be part of such prospectus. See “Where You Can Find More Information About Us” in the accompanying prospectus.

ARAMARK CORPORATION

We are a leading provider of a broad range of managed services to business, educational, healthcare and governmental institutions and sports, entertainment and recreational facilities. In the United States, we are one of the largest food service companies, and in most of the other countries in which we operate, we are among the top three. Our uniform and career apparel business is the second largest in the United States and provides both rental and direct marketing services. Due to our geographic presence and our approximately 242,500 employees, we serve thousands of clients and millions of customers in 20 countries around the world.

In fiscal 2004, we reported sales of approximately $10.2 billion and net income of approximately $263.1 million. In the first six months of fiscal 2004, we reported sales of approximately $5.0 billion and net income of approximately $114.0 million. In the first six months of fiscal 2005, we reported sales of approximately $5.4 billion and net income of approximately $125.5 million.

Food and Support Services

Our food and support services group manages a number of interrelated services—including food, refreshment, facility and other support services—for businesses, healthcare facilities, school districts, colleges and universities, conference and convention centers, national and state parks, sports, entertainment and recreational venues and correctional institutions.

Our Food and Support Services—United States segment generated $6.9 billion in sales, or 68% of our total sales, in fiscal 2004. For the first six months of fiscal 2004, segment sales were $3.3 billion. For the first six months of fiscal 2005, segment sales were $3.5 billion.

Our Food and Support Services—International segment generated $1.8 billion in sales, or 18% of our total sales in fiscal 2004. For the first six months of fiscal 2004, segment sales were $0.9 billion. For the first six months of fiscal 2005, segment sales were $1.1 billion.

Uniform and Career Apparel

Our Uniform and Career Apparel Group provides uniforms, career and image apparel, equipment, work clothes and accessories to meet the needs of clients in a wide range of industries in the United States, including manufacturing, transportation, construction, restaurants and hotels, public safety and healthcare industries and many others. We supply garments, other textile and paper products, public safety equipment and other accessories through rental and direct purchase programs to businesses, government agencies and individuals.

Our Uniform and Career Apparel—Rental segment generated $1.0 billion in sales, or 10% of our total sales in fiscal 2004. For the first six months of fiscal 2004, segment sales were $0.5 billion. For the first six months of fiscal 2005, segment sales were $0.6 billion.

Our Uniform and Career Apparel—Direct Marketing segment generated $0.4 billion in sales or 4% of our total sales in fiscal 2004. For the first six months of fiscal 2004, segment sales were $0.2 billion. For the first six months of fiscal 2005, segment sales were $0.2 billion.

ARAMARK and Services, each a Delaware corporation, have their principal executive offices at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, and their telephone number is (215) 238-3000.

SUMMARY OF THE OFFERING

The following summary describes the             % notes due             that Services is offering to you in general terms only. You should read this summary together with the more detailed information that is contained in, and incorporated by reference into, the rest of this prospectus supplement and in the accompanying prospectus.

Issuer	ARAMARK Services, Inc.

Notes Offered	$ principal amount of % notes due .

Issue Price	%

Interest Payment Dates	Each and , commencing .

Ranking	The notes will be senior unsecured obligations of Services and will rank equally with all other unsecured and senior indebtedness of Services.

Guarantee	ARAMARK will guarantee Services’ obligations under the notes. The guarantee will rank equally with all unsecured senior indebtedness of ARAMARK. Services is a wholly owned subsidiary of ARAMARK.

Optional Redemption	Services may redeem all or any portion of the notes at its option at any time at the redemption price described in “Description of the Notes—Optional Redemption.” Services is not required to establish a sinking fund to retire the notes prior to maturity.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability to merge or consolidate with or into any person or to sell, lease or convey all or substantially all of our assets.

Further Issues	The notes offered in this offering will be limited to $ million in aggregate principal amount. Services may, however, “reopen” this series of notes and issue an unlimited principal amount of additional notes of this series in the future.

Use of Proceeds	The net proceeds from this offering, after deducting discounts and expenses of the offering, will be approximately $ million. We intend to use the net proceeds from the sale of the notes to repay borrowings under our senior revolving credit facility. See “Use of Proceeds.”

Form	Fully registered global notes in book-entry form.

Delivery and Clearance	Services will deposit the global notes for the % notes due with The Depository Trust Company in New York (“DTC”).

No Listing of the Notes	Services does not plan to make application to list the notes on any securities exchange or to include them in any automated quotation system.

Risk Factors	See page S-7 of this prospectus supplement and page 5 of the accompanying prospectus for a description of risk factors that you should consider.

Trustee	J.P. Morgan Trust Company, N.A.

How to Reach Us	Our principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, and our telephone number is (215) 238-3000.

RISK FACTORS

Before making a decision to invest in the notes, you should carefully consider the risk factors described below and the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

General

Unfavorable economic conditions and increased operating costs adversely affect our results of operations and financial condition.

Each of our business segments has been adversely affected by weaker economic conditions in the United States during the past several years, including with respect to manufacturing, technology and service industry clients. Layoffs and business downturns among our business clients have negatively affected our sales and operating results. A national or international economic downturn reduces demand for our services in each of our operating segments, which has resulted, and may in the future result, in the loss of business or increased pressure to contract for business on less favorable terms than our generally preferred terms. In addition, any future terrorist attacks, and the national and global military, diplomatic and financial response to such attacks or other threats may adversely affect our sales and operating results.

Our profitability can be adversely affected to the extent we are faced with cost increases for food, wages, other labor related expenses (including workers’ compensation, state unemployment insurance and healthcare costs), insurance, fuel, utilities, piece goods, clothing and equipment, especially to the extent we were unable to recover such increased costs through increases in the prices for our products and services, due to general economic conditions, competitive conditions, or both. For example, substantial increases in the cost of fuel and utilities have historically resulted in substantial cost increases in our uniform services business, and to a lesser extent in our food and support services segment. In addition, approximately 70% of our food and support services sales are from profit and loss contracts under which we have limited ability to pass on cost increases to our clients.

Our business may suffer if we are unable to hire and retain sufficient qualified personnel or if labor costs increase.

In the past, the United States has periodically experienced reduced levels of unemployment, which has created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level and skilled workers and managers, low levels of unemployment can compromise our ability in certain of our businesses to continue to provide quality service or compete for new business. From time to time, we have had difficulty in hiring and maintaining qualified management personnel, particularly at the entry management level. We will continue to have significant requirements to hire such personnel. Our success also depends to a substantial extent on the ability, experience and performance of our management, particularly our Chairman and Chief Executive Officer, Joseph Neubauer. We also regularly hire a large number of part-time workers, particularly in our food and support services segments. Any difficulty we may encounter in hiring such workers could result in significant increases in labor costs which could have a material adverse effect on our business, financial condition and results of operations. Competition for labor has resulted in wage increases in the past and future competition could substantially increase our labor costs. Due to the labor intensive nature of our businesses and the fact that 70% of our Food and Support Services segment’s sales are from profit and loss contracts under which we have limited ability to pass along cost increases, a shortage of labor or increases in wage levels in excess of normal levels could have a material adverse effect on our results of operations.

Our expansion strategy involves risks.

We may seek to acquire companies or interests in companies or enter into joint ventures that complement our business, and our inability to complete acquisitions, integrate acquired companies successfully or enter into joint ventures may render us less competitive. We may be evaluating acquisitions or engage in acquisition negotiations at any given time. For example, in 2004 we acquired Catering Alliance, a contract caterer in the United Kingdom, and 90% of Bright China Services Industries, a facilities services company in China. We also increased our investment in Central Restaurantes, our Chilean joint venture, to 51 percent and we increased our interest in our Irish food service company to 90%. We cannot be sure that we will be able to continue to identify acquisition candidates or joint venture partners on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain necessary financing for acquisitions. Such financing could be restricted by the terms of our debt agreements or it could be more expensive than our current debt. The amount of such debt financing for acquisitions could be significant and the terms of such debt instruments could be more restrictive than our current covenants. In addition, our ability to control the planning and operations of our joint ventures and other less than majority owned affiliates may be subject to numerous restrictions imposed by the joint venture agreements and majority shareholders. Our joint venture partners may also have interests which differ from ours.

The process of integrating acquired operations into our existing operations may result in operating, contract and supply chain difficulties, such as the failure to retain clients or management personnel and problems coordinating technology and supply chain arrangements. Also, in connection with any acquisition, we could fail to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator in spite of any investigation we make prior to the acquisition. In addition, labor laws in certain countries may require us to retain more employees than would otherwise be optimal from entities we acquire. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives. The diversion of management attention, particularly in a difficult operating environment, may affect our sales. Possible future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to intangible assets, which could have a material adverse effect on our financial condition, operating results and/or cash flow, or in the issuance of additional shares of our common stock.

If we fail to comply with requirements imposed by applicable law or other governmental regulations, we could become subject to lawsuits and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

We are subject to governmental regulation at the federal, state, national, provincial and local level in many areas of our business, such as food safety and sanitation, the sale of alcoholic beverages, environmental issues, the import and export of goods and customs regulations and the services we provide in connection with governmentally funded entitlement programs. From time to time, both federal and state governmental agencies have conducted audits of our billing practices as part of investigations of providers of services under governmental contracts, or otherwise. Like others in our business, we receive requests for information from governmental agencies in connection with these audits. While we attempt to comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations.

For example, the U.S. Attorney for the District of Columbia is conducting a criminal investigation of Galls, a provider of uniforms and equipment to public safety professionals and a division of ARAMARK Uniform & Career Apparel Group, Inc., one of our primary subsidiaries. On July 21, 2004, agents of the Department of Commerce, among others, executed a search warrant at the Lexington, Kentucky facilities of Galls to gather records in connection with certain export sales. Two grand jury subpoenas were subsequently issued from the United States District Court in the District of Columbia seeking certain records at Galls’ California facilities and U.K. facilities, among others. We believe the investigation surrounds the possible failure under export regulations and Office of Foreign Asset Control, or OFAC, regulations to obtain proper export licenses and authorizations in connection with the export of Galls products to various countries, including an embargoed country. We are continuing to review these matters and are cooperating with the government’s investigation.

If we fail to comply with applicable laws and regulations, including with respect to the export matters related to the Galls division described above, we may be subject to criminal sanctions or civil remedies, including fines, injunctions, prohibitions on exporting, seizures or debarments from government contracts. The cost of compliance or the consequences of non-compliance, including debarments, could have a material adverse effect on our business and results of operations. In addition, governmental units may make changes in the regulatory frameworks within which we operate that may require either the corporation as a whole or individual businesses to incur substantial increases in costs in order to comply with such laws and regulations.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our sales, estimated to be approximately 15% in fiscal 2004, is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures, particularly by our food and support services businesses, could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts, or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

Our failure to retain our current clients and renew our existing client contracts could adversely affect our business.

Our success depends on our ability to retain our current clients and renew our existing client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. We cannot assure you that we will be able to renew existing client contracts at the same or higher rates or that our current clients will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have a material adverse effect on our business and results of operations.

We may be adversely affected if customers reduce their outsourcing or use of preferred vendors.

Our business and growth strategies depend in large part on the continuation of a current trend toward outsourcing services. Customers will outsource if they perceive that outsourcing may provide higher quality services at a lower overall cost and permit them to focus on their core business activities. We cannot be certain that this trend will continue or not be reversed or that customers that have outsourced functions will not decide to perform these functions themselves. In addition, labor unions representing employees of some of our current and prospective customers have occasionally opposed the outsourcing trend to the extent that they believed that current union jobs for their memberships might be lost. In these cases, unions typically seek to ensure that jobs that are outsourced continue to be unionized and thus, the unions seek to direct to union employees the performance of the types of services we offer. We have also identified a trend among some of our customers toward the retention of a limited number of preferred vendors to provide all or a large part of their required services. We cannot be certain that this trend will continue or not be reversed or, if it does continue, that we will be selected and retained as a preferred vendor to provide these services. Unfavorable developments with respect to either of these trends could have a material adverse effect on our business and results of operations.

Our international business results are influenced by currency fluctuations and other risks that could have an effect on our results of operations and financial condition.

A significant portion of our sales is derived from international markets. During fiscal 2004, approximately 18% of our sales were generated outside the United States. We have a presence in 19 countries outside of the United States with approximately 67,000 personnel. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls; and local political and social conditions. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations. We intend to continue to develop our business in emerging markets over the long term. Emerging market operations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar; economic and governmental instability; civil disturbances; volatility in gross domestic production; Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Our operations are seasonal and quarter to quarter comparisons may not be a good indicator of our performance.

In the first and second fiscal quarters, within the Food and Support Services—United States segment, there historically has been a lower level of sales at the historically higher margin sports, entertainment and recreational food service operations, which is partly offset by increased activity in the educational sector. In the third and fourth fiscal quarters, there historically has been a significant increase in sales at sports, entertainment and recreational accounts, which is partially offset by the effect of summer recess in the educational sector. The sales of WearGuard, one of our direct marketing companies, generally increase during the first quarter of the fiscal year because of the onset of colder weather in the northern tier of the United States as well as the gift-giving holidays. For these reasons, a quarter-to-quarter comparison is not a good indication of our performance or how we will perform in the future.

Our indebtedness may restrict certain growth opportunities.

As of April 1, 2005 we had approximately $2.0 billion of outstanding indebtedness. The size of our indebtedness may restrict the pursuit of certain new business opportunities. We will also have to use a portion of our cash flow to service our debt, which may prevent us from pursuing certain new business opportunities and certain acquisitions. If we were to incur significant amounts of additional indebtedness in the future, the agreements relating to such indebtedness may include covenants more restrictive than our current debt agreements. Failure to satisfy financial and other covenants or make required debt payments could cause us to violate the terms of our credit facility agreements and thereby result in the exercise of remedies by our lenders, including acceleration of our indebtedness, impair our liquidity and limit our ability to raise additional capital.

Attempts to further unionize our workforce, if successful, could increase our costs.

Approximately 31,400 employees in our domestic operations are covered by collective bargaining agreements. Certain unions representing employees in our domestic Food and Support Services and Uniform Services segments recently have stated that they intend to begin a union campaign targeting the major companies in our industry. We have always respected our employees’ right to unionize or not to unionize. However, the unionization of a greater portion of our workforce could increase our overall costs at the affected locations and adversely affect our flexibility to run our business in the most efficient manner to remain competitive or acquire new business. In addition, if we were to become subject to work stoppages, our business, financial condition or results of operations could be adversely affected.

Food and Support Services

Competition in our industry could adversely affect our results of operations.

There is significant competition in the food and support services business from local, regional, national and international companies, of varying sizes, many of which have substantial financial resources. Our ability to successfully compete depends on our ability to provide quality services at a reasonable price and to provide value to our customers. Certain of our competitors have been and may in the future be willing to underbid us or accept a lower profit margin or expend more capital in order to obtain or retain business. Also, certain regional and local service providers may be better established than we are within a specific geographic region. In addition, existing or potential clients may elect to self operate their food service, eliminating the opportunity for us to serve them or compete for the account. While we have a significant international presence, should business sector clients require multi-national bidding, we may be placed at a competitive disadvantage because we may not be able to offer services in as many countries as some of our competitors.

Sales of sports, entertainment and recreational services would be adversely affected by a decline in attendance at client facilities or by a reduction or cessation of events.

The portion of our food and support services business which provides services in public facilities such as stadiums, arenas, amphitheaters, convention centers and tourist and recreational attractions is sensitive to an economic downturn, as expenditures to attend sporting events or concerts, take vacations, or hold or attend conventions are funded to a partial or total extent by discretionary income. A decrease in such discretionary income on the part of potential attendees at events in our clients’ facilities could result in a reduction in our sales. Further, because our exposure to the ultimate consumer of what we provide is limited by our dependence on our clients to attract customers to their facilities and events, our ability to respond to such a reduction in attendance, and therefore our sales, is limited. There are many factors that could reduce the numbers of events in a facility or attendance at an event, including labor disruptions involving sports leagues, poor performance by the teams playing in a facility and inclement weather, which would adversely affect sales and profits. For example, during fiscal 2004, reduced visitation at certain of our national park service venues adversely affected our sales and operating income. In addition, the National Hockey League Collective Bargaining Agreement expired in September 2004 and the National Hockey League (“NHL”) and the NHL Players’ Association have failed to agree on the terms of a new Collective Bargaining Agreement. On September 17, 2004, the owners of the NHL teams locked out the NHL players and the 2004-2005 season was subsequently cancelled. The cancelled 2004-2005 season has resulted in a loss of sales and reduced profits at the National Hockey League venues we service.

The pricing and cancellation terms of our food and support services contracts may constrain our ability to recover costs and to make a profit on our contracts.

The amount of risk that we bear and our profit potential vary depending on the type of contract under which we provide food and support services. We may be unable to fully recover costs on contracts that limit our ability to increase prices. In addition, we provide many of our services under contracts of indefinite term, which are subject to termination on short notice by either party without cause. Some of our profit and loss contracts contain minimum guaranteed remittances to our client regardless of our sales or profit at the facility involved. If sales do not exceed costs under a contract which contains minimum guaranteed commissions, we will bear any losses which are incurred, as well as the guaranteed commission. Generally, our contracts limit our ability to raise prices on the food, beverages and merchandise we sell within a particular facility without the client’s consent. In addition, some of our contracts exclude certain events or products from the scope of the contract, or give the client the right to modify the terms under which we may operate at certain events. The refusal by individual clients to permit the sale of some products at their venues, or the imposition by clients of limits on prices which are not economically feasible for us, could adversely affect our sales and results of operations.

Our business is contract intensive and may lead to client disputes.

Our business is contract intensive and we are parties to many contracts with clients all over the world. Our client interest contracts (which are described in the Business section of our annual report on Form 10-K), provide that client billings, and for some contracts the sharing of profits and losses, are based on our determinations of costs of service. Contract terms under which we base these determinations may be subject to differing interpretations which could result in disputes with our clients from time to time. Clients generally have the right to audit our contracts, and we periodically review our compliance with contract terms and provisions. If clients were to dispute our contract determinations, the resolution of such disputes in a manner adverse to our interests could negatively affect sales and operating results. While we do not believe any reviews, audits or other such matters would result in material adjustments, if a large number of our client arrangements were modified in response to any such matter, the effect could be materially adverse to our business or results of operations.

Claims of illness or injury associated with the service of food and beverage to the public could adversely affect us.

Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. As a result, we could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities that we serve. In addition to decreasing our sales and profitability at our facilities, adverse publicity could negatively impact our service reputation, hindering our ability to renew contracts on favorable terms or to obtain new business. In addition, future food product recalls and health concerns may from time to time disrupt our business.

In fiscal 2004, one distributor provided approximately 58% of our food and non-food products in the U.S. and Canada, and if our relationship or their business were to be disrupted, we could experience disruptions to our operations and cost structure in such countries.

If our relationship with, or the business of, SYSCO, our main U.S. distributor of our food and non-food products were to be disrupted, we would have to arrange alternative distributors and our operations and cost structure could be adversely affected in the short term. Similarly, a sudden termination of the relationship with a significant provider in other geographic areas could in the short term adversely affect our ability to provide services and disrupt our customer relationships in such areas.

Governmental regulations may subject us to significant liability.

Our operations are subject to various governmental regulations, including those governing:

•	the service of food and alcoholic beverages;

•	minimum wage and employment;

•	wage and hour laws;

•	governmentally funded entitlement programs;

•	environmental protection;

•	human health and safety;

•	customs, import and export control laws; and

•	federal motor carrier safety.

The regulations relating to each of our food and support service sectors are many and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food (including in some cases requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level. We cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance.

We serve alcoholic beverages at many facilities, and must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate, or are alleged to have violated, dram shop laws, we may be liable to the patron and/or third parties for the acts of the patron. Although we sponsor regular training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us. There can be no assurance that additional regulation in this area would not limit our activities in the future or significantly increase the cost of regulatory compliance. We must also obtain and comply with the terms of licenses in order to sell alcoholic beverages in the states in which we serve alcoholic beverages. Some of our contracts require us to pay liquidated damages during any period in which our liquor license for the facility is suspended, and most contracts are subject to termination if we lose our liquor license for the facility.

Uniform and Career Apparel

Competition in the uniform rental industry could adversely affect our results of operations.

We have a number of major national competitors in the uniform rental industry with significant financial resources. In addition, there are regional and local uniform suppliers whom we believe may have strong customer loyalty. While most customers focus primarily on quality of service, uniform rental also is a price-sensitive service and if existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which would reduce our sales and profits. The uniform rental business requires investment capital for growth. Failure to maintain capital investment in this segment would put us at a competitive disadvantage.

Environmental regulations may subject us to significant liability and limit our ability to grow.

Our uniform rental segment is subject to various federal, state and local laws and regulations, including the federal Clean Water Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and regulations. In particular, we use and must dispose of wastewater containing detergent and other residues from the laundering of garments and other merchandise through publicly operated treatment works or sewer systems and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. In the course of our business, we settle, or contribute to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials. We may have to expend material amounts to rectify the consequences of any such disposal in the future. Under environmental laws, as an owner or operator of real estate we may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from our owned, leased or operated property, as well as related costs of investigation and property damage. Liability may be imposed upon us without regard to whether we knew of or were responsible for the presence of hazardous or toxic substances. There can be no assurances that locations which we own, lease or otherwise operate or which we may acquire in the future have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third party actions such as tort suits. In addition, such regulations may limit our ability to identify suitable sites for new or expanded plants. In connection with our operations and the operations of our predecessors or companies that we have acquired, hazardous or toxic substances may migrate from properties on which we operate or which were operated by our predecessors or companies we acquired to other properties. We may be subject to significant liabilities to the extent that human health is damaged or the value of such properties is diminished by such migration.

Economic and business conditions affecting our customer base could negatively impact our sales and operating results.

We supply uniform services to the airline, hospitality, retail and manufacturing industries, among others, all of which have been subject to one or more of shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and a shift to offshore manufacturing. Economic hardship among our client base could cause some of our clients to restrict expenditures or even cease to conduct business, both of which could negatively affect our sales and operating results.

If the rating organizations reduce, suspend or withdraw the ratings that we expect on the notes, the market price or liquidity of the notes may be adversely affected.

We expect that the notes will be rated “            ” by Moody’s Investors Service, “            ” by Standard and Poor’s Ratings Services and “            ” by Fitch Ratings, all of which are “investment grade” ratings of senior debt securities. A rating is not a recommendation to purchase, hold or sell notes, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Rating organizations may lower their respective ratings of the notes or decide not to continue to rate the notes in their sole discretion. Each rating should be evaluated independently of any other rating. The reduction, suspension or withdrawal of the ratings of the notes will not, in and of itself, constitute an event of default under the indenture. However, any reduction, suspension or withdrawal of these ratings may adversely affect the market price or liquidity of the notes.

An active trading market may not develop or be sustained, which could adversely affect the liquidity and price of the notes.

There is no established trading market for the notes because they are a new issue of securities. We do not intend to apply for the listing of the notes on any securities exchange. We cannot assure you as to the liquidity of the market for the notes or that any active market for the notes will develop or continue. If an active market does not develop or continue the market price and liquidity of the notes may be adversely affected.

USE OF PROCEEDS

The net proceeds from this offering, after deducting discounts and commissions and estimated expenses of the offering, will be approximately $             million. We intend to use the net proceeds from the sale of the notes to repay borrowings under the U.S. credit facility described below.

ARAMARK Services is the borrower under a non-amortizing $900 million revolving credit facility that consists of an $800 million US dollar tranche and a $100 million Canadian dollar equivalent tranche and expires in March 2009. The credit facility contains an option for Services to increase the amount of the facility to $1.25 billion, subject to the lender banks’ approval. Interest on US borrowings is based on the Prime Rate or LIBOR plus a spread of 0.31% to 0.95%. Interest on Canadian borrowings is based on the Canadian Prime Rate or Canadian Bankers Acceptance Rate plus a spread of 0.31% to 0.95%. The spreads increase between 0.1% and 0.25% if the facility utilization (as defined) is 50% or more. There is a facility fee ranging from 0.09% to 0.30%. The spreads and fee margins are based on credit ratings as defined. The weighted average interest rate, including the commitment fee, under the senior revolving credit facility on April 1, 2005 was 3.62%. At April 1, 2005, there was approximately $236 million of borrowings outstanding under this facility. Borrowings in the last year under this facility were used primarily for working capital purposes and to finance acquisitions and repurchases of shares of our Class B common stock. In addition, Services borrowed $119.6 million under the facility to facilitate the repayment of its 8.15% notes which matured on May 1, 2005. Services may redraw amounts under its senior revolving credit facility for similar and other purposes in the future and currently intends to borrow $105 million under the facility to facilitate the repayment of two bank term loans maturing on May 25, 2005 and May 26, 2005. Repayments of borrowings under the senior revolving credit facility will not reduce the amount of commitments under the facility.

Pending these uses, any net proceeds from this offering may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States or may be used for other general corporate purposes.

CAPITALIZATION

The following table shows the consolidated capitalization of ARAMARK as of April 1, 2005 (1) on an historical basis, and (2) as adjusted to reflect (A) Services’ borrowing of $119.6 million under the U.S. credit facility on April 29, 2005 to facilitate the repayment of its 8.15% notes which matured on May 1, 2005, (B) Services’ repayment of its 8.15% notes on May 1, 2005 and (C) the sale of the notes offered hereby and the application of the net proceeds from this offering to repay a portion of the indebtedness outstanding under the U.S. credit facility.

You should read this table in conjunction with the consolidated financial statements and the related notes thereto contained in ARAMARK’s fiscal 2004 Form 10-K and in ARAMARK’s Quarterly Report on Form 10-Q for the six month period ended April 1, 2005 and in conjunction with the Management’s Discussion and Analysis of Results of Operations and Financial Condition included in ARAMARK’s fiscal 2004 Form 10-K and in ARAMARK’s Quarterly Report on Form 10-Q, all of which are or are deemed to be incorporated into this prospectus supplement and the accompanying prospectus by reference.

	April 1, 2005
	Actual	Adjusted
	(in thousands)
Long-Term Borrowings (including current maturities):
U.S. Credit Facility (variable rate)(1)(2)	$235,819	$
European Credit Facility (variable rate)(1)	312,421		312,421
Bank Term Loan due May 2005 (variable rate)(1)	50,000		50,000
Bank Term Loan due May 2005 (variable rate)(1)	55,000		55,000
Bank Term Loan due October 2006	20,000		20,000
Japanese Borrowings	50,386		50,386
6.375% Notes, due February 2008(1)	291,568		291,568
7.00% Notes, due July 2006	299,987		299,987
7.00% Notes, due May 2007	299,754		299,754
7.10% Notes, due December 2006	124,970		124,970
7.25% Notes, due August 2007	30,730		30,730
8.15% Notes, due May 2005	119,575		—
Capital leases	43,881		43,881
Other debt	90,674		90,674
% Senior notes, due (2)	—

Total Debt	2,024,765

Shareholders’ Equity:
Common stock	2,274		2,274
Capital surplus	1,092,191		1,092,191
Earnings retained for use in the business	1,185,344		1,185,344
Accumulated other comprehensive income	6,271		6,271
Treasury stock.	(1,035,799)		(1,035,799)

Total shareholders’ equity	1,250,281		1,250,281

Total capitalization	$3,275,046	$

(1)	At April 1, 2005, the Company had $320 million and 93 million British pounds of interest rate swap agreements, which are designated as cash flow hedging instruments, fixing the rate on a like amount of variable rate borrowings and $300 million of swap agreements designated as fair-value hedging instruments.

(2)	Assumes the issuance of % Senior Notes, due , net of underwriting fees and other issuance costs of approximately $ million. Net proceeds were used to repay borrowings under the U.S. revolving credit facility.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data. This information should be read in conjunction with, and is qualified in its entirety by reference to, ARAMARK’s consolidated financial statements and the related notes thereto contained in ARAMARK’s fiscal 2004 Form 10-K and in ARAMARK’s Quarterly Report on Form 10-Q for the six month period ended April 1, 2005, each of which is or is deemed to be incorporated herein by reference. The income statement data for the six months ended April 1, 2005 and April 2, 2004, and the balance sheet data as of April 1, 2005, have been derived from unaudited financial statements, but in the opinion of ARAMARK, those unaudited financial statements reflect all adjustments necessary for a fair presentation of the information contained therein.

	Fiscal Year Ended on or near September 30, (10)					Six Months Ended
	2000	2001(3)	2002(3)	2003	2004	April 2, 2004	April 1, 2005
	(in millions, except per share amounts and ratios)
Income Statement Data:
Sales	$6,846.3	$7,369.5	$8,356.0	$9,447.8	$10,192.2	$4,976.4	$5,389.4
Depreciation and amortization	197.7	214.6	229.6	262.9	298.0	143.3	156.6
Operating income (2)	385.9	415.5	529.6	552.0	537.6	244.7	259.8
Interest and other financing costs, net (9)	147.5	153.2	136.4	142.5	122.4	61.6	64.6
Income from continuing operations (1)	148.6	162.7	251.3	265.4	263.1	114.0	125.5
Net income (4)	168.0	176.5	269.9	301.1	263.1	114.0	125.5
Basic earnings per share (5):
Income from continuing operations	$0.83	$0.95	$1.32	$1.39	$1.39	$0.60	$0.67
Net income	$0.94	$1.03	$1.42	$1.58	$1.39	$0.60	$0.67
Diluted earnings per share (4) (5):
Income from continuing operations	$0.78	$0.90	$1.25	$1.34	$1.36	$0.59	$0.66
Net income	$0.88	$0.97	$1.34	$1.52	$1.36	$0.59	$0.66
Cash dividends per common share (11)	—	—	—	—	$0.20	$0.10	$0.11
Ratio of earnings to fixed charges (6)	2.3x	2.3x	3.1x	3.1x	3.3x	3.0x	3.1x
Balance Sheet Data (at period end):
Total assets	$3,199.4	$3,216.4	$4,259.3	$4,467.6	$4,821.6	$4,657.1	$5,086.3
Long-term borrowings	1,776.8	1,635.5	1,835.6	1,711.7	1,843.2	1,884.1	1,981.1
Common stock subject to potential repurchase (7)	20.0	20.0	—	—	—	—	—
Shareholders’ equity (8)	111.5	246.9	858.2	1,039.0	1,149.7	1,134.8	1,250.3

(1)	In the third quarter of fiscal 2003, we completed the sale of ARAMARK Educational Resources (AER) to Knowledge Learning Corporation for approximately $250 million in cash. AER has been accounted for as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” AER’s results of operations and cash flows have been removed from our results of continuing operations for all periods presented.

(2)

During the second quarter of fiscal 2005, we recorded a gain of $9.7 million, representing our share of the gain on a real estate sale by a 50%-owned equity affiliate. The fiscal 2005 second quarter also includes a charge of $7.4 million which includes the effects of our decision to exit the West African oil services business by year end and UK severance costs. During fiscal 2004, we incurred a $10.0 million charge related to a management change. During fiscal 2003, we reached agreement for the sale of our 15% interest in a previously divested periodicals distribution business to the majority shareholder, and wrote down this investment by $10.7 million to the expected recoverable amount. Fiscal 2003 also includes approximately

$32 million of business interruption proceeds from the final settlement of our September 11, 2001 claim. During fiscal 2002, we recorded a pre-tax net gain of $43.7 million, consisting of a gain ($5.8 million) resulting principally from the sale of a residual interest in a previously divested business and a gain ($37.9 million) on the sale of our interests in the Boston Red Sox Baseball Club and a related entity which controls the rights to broadcast Red Sox games.

(3)	On November 30, 2001, we completed the acquisition of the management services division of The ServiceMaster Company for approximately $790 million in cash plus costs of the acquisition. The following pro forma results assume the acquisition had occurred at the beginning of the respective fiscal periods. These pro forma disclosures are unaudited and are based on historical results, adjusted for the impact of certain acquisition related items, such as: amortization of identified intangibles, increased interest expense on acquisition debt and the related income tax effects. Pro forma adjustments do not reflect any synergies that might be achieved from the combined operations, and therefore, in management’s opinion, are not indicative of what actual results may have been if the acquisition had occurred at the beginning of the respective periods. Pro forma results are not intended to be a projection of future results.

	Fiscal 2001	Fiscal 2002
Sales	$8,349.7	$8,517.5
Operating income (2)	474.1	537.7
Interest and other financing costs, net	206.9	141.9
Income from continuing operations	165.3	252.8
Net income	179.1	271.4
Basic earnings per share:
Income from continuing operations	$0.96	$1.33
Net income	$1.04	$1.43
Diluted earnings per share:
Income from continuing operations	$0.91	$1.26
Net income	$0.99	$1.35

(4)	We adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” at the beginning of fiscal 2002. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization. The elimination of goodwill amortization would have increased income from continuing operations by $17.4 million ($0.09 per diluted share) in fiscal 2000, and $19.2 million ($0.11 per diluted share) in fiscal 2001.

(5)	Earnings per share amounts have been restated to reflect the merger exchange ratios, which had the effect of a two-for-one stock split. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K.

(6)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

(7)	Reflects shares of ARAMARK’s common stock that prior to our corporate reorganization and public offering on December 14, 2001, may have been required to be repurchased under the ARAMARK stockholders’ agreement, subject to a limit on such repurchases in the former senior revolving credit facility. In connection with the stockholder vote on the corporate reorganization, the stockholders’ agreement was terminated.

(8)	Shareholders’ equity, commencing in fiscal 2002, reflects the impact of the public offering and related transactions. See Note 8 to the consolidated financial statements in our Annual Report on Form 10-K.

(9)	During fiscal 2003, Services completed a tender offer to purchase approximately $94.3 million of its 6.75% Guaranteed Notes due August 1, 2004, for approximately $101.9 million, including accrued interest, and retired a $45 million term loan due March 2005. These two transactions resulted in an extinguishment charge of $7.7 million which is included in “Interest and other financing costs, net.”

(10)	Fiscal 2003 is a 53-week year. All other years presented are 52-week years.

(11)	During fiscal 2004, we paid cash dividends totaling $37.2 million ($0.05/share in each of the four quarters of fiscal 2004). During fiscal 2005, we paid cash dividends totaling $20.2 million ($0.055/share in each of the first two quarters of fiscal 2005).

DESCRIPTION OF NOTES

The following description of the notes (referred to in the accompanying prospectus as the “Guaranteed Debt Securities”) supplements the more general description of the Guaranteed Debt Securities that appears in the accompanying prospectus. You should read this section together with the section entitled “Description of Our Debt Securities” in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls. The following summary of certain terms of the notes and the 2002 Guaranteed Indenture (as defined below) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the 2002 Guaranteed Indenture and those terms made a part of the 2002 Guaranteed Indenture by reference to the TIA as in effect on the date of the closing of the offering of the notes. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section.

General

The              notes due              offered hereby are a series of Guaranteed Debt Securities described in the accompanying prospectus.

The notes will be senior unsecured obligations of Services and will rank equally with all other unsecured and senior indebtedness of Services. The notes will mature at 100% of their principal amount on              and will be initially limited to an aggregate principal amount $    ,000,000. The 2002 Guaranteed Indenture does not limit the aggregate principal amount of Guaranteed Debt Securities that may be issued thereunder and Services may, without the consent of holders of the notes, create and issue additional notes ranking equally with this series of notes and otherwise similar in all respects, except the issue date and issue price.

The notes will bear interest at the rate per annum of              from                 , 2005 or from the most recent Interest Payment Date to which interest has been paid or provided for. Interest will be payable semiannually on              and              of each year, commencing             , 2005 to the person in whose name the note is registered at the close of business on              and             , as the case may be, next preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

The notes will be issued under an indenture (the “2002 Guaranteed Indenture”) dated as of April 8, 2002 among Services, as issuer, ARAMARK, as guarantor, and J.P. Morgan Trust, N. A., as trustee (the “Trustee”).

The notes will be fully and unconditionally guaranteed on a senior unsecured basis by ARAMARK (the “Guarantor”) which guarantee will rank equally with all unsecured senior indebtedness of ARAMARK.

The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee. The notes will trade in DTC’s same-day funds settlement system until maturity. Purchases of notes in secondary market trading must therefore be in immediately available funds. Payment of principal of, and interest on, notes represented by one or more permanent global notes registered in the name of or held by DTC or its nominee, as the case may be, will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such permanent global note or notes. See “Global Securities” in the accompanying prospectus.

Optional Redemption

The notes will be redeemable, in whole or in part, at the option of Services, at any time at a redemption price equal to the greater of:

•	100% of the principal amount of notes then outstanding to be redeemed, or

•	as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest on the principal amount of the note being redeemed to that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed by such method as the Trustee deems fair and appropriate.

Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions called for redemption on that redemption date.

The notes will not be entitled to the benefits of any sinking fund or other mandatory redemption provisions.

“Adjusted Treasury Rate” means (i) the arithmetic mean of the yields under the heading “Week Ending” published in the Statistical Release most recently published prior to the date of determination under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed plus (ii)             . If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal will be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

“Business Day” means any day which is not a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

“Quotation Agent” means the Reference Treasury Dealer appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means (1) Citigroup Global Market, Inc., Goldman Sachs & Co. and J.P. Morgan Securities Inc. and each of their respective successors; provided, however, that if the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”) the Company will substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by the trustee after consultation with us.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the notes, then such other reasonably comparable index which will be designated by the Company.

Certain Additional Covenants Applicable to the Notes

The covenants relating to the notes will not contain any provisions that are intended to afford holders of the notes special protection in the event of acquisitions or other investments that result in additional levels of indebtedness. At the date of this prospectus supplement, none of the Guarantor’s assets was a Principal Property as defined in these covenants.

Merger or Consolidation

The 2002 Guaranteed Indenture provides that Services may not consolidate with or merge with or into or wind up into, whether or not Services is the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any Person, unless:

•	the corporation formed by the consolidation or into which Services is merged or the Person which acquires by conveyance or transfer, or which leases Services’ properties and assets substantially as an entirety (the “successor corporation”) is a corporation organized and existing under the laws of the United States or any State or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all of Services’ debt securities issued under the 2002 Guaranteed Indenture and the performance of every covenant in the 2002 Guaranteed Indenture on Services’ part to be performed or observed;

•	immediately after giving effect to such transaction, no Event of Default under the 2002 Guaranteed Indenture, and no event which, after notice or lapse of time, or both, would become an Event of Default, has happened and is continuing; and

•	in the case of a merger or consolidation or other transaction with respect to Services, ARAMARK shall have confirmed its guarantee of the successor corporation’s obligations.

With respect to Guaranteed Debt Securities, the merger and consolidation provisions described above are equally applicable to ARAMARK in its capacity as guarantor of such debt securities.

Limitations on Liens

ARAMARK will not, and will not permit any Restricted Subsidiary to, issue, incur, create, assume, guarantee or suffer to exist any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance (collectively, “mortgages”) upon any Principal Property of ARAMARK or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary, whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired, without effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the notes and related Guarantee (together with, if ARAMARK so determines, any other indebtedness of or guarantee by ARAMARK ranking equally with the Guarantee or any indebtedness of or guarantee by any Restricted Subsidiary, as the case may be) will be secured equally and ratably with (or, at the option of ARAMARK, prior to) such secured debt.

The foregoing restriction, however, will not apply to:

(a)	mortgages on property existing at the time of acquisition by ARAMARK or any Subsidiary, provided that such mortgages were in existence prior to, and not incurred in contemplation of, such acquisition;

(b)	mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary;

(c)	mortgages on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements;

(d)	mortgages to secure indebtedness owing to ARAMARK or to a Restricted Subsidiary;

(e)	mortgages existing at the date of the issuance of the notes and the related Guarantee;

(f)	mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with ARAMARK or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to ARAMARK or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition;

(g)	mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; and

(h)	extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (e), (f) and (g); provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c), (e), (f) and (g) will not extend to or cover any property of ARAMARK or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements.

Notwithstanding the restrictions outlined in the preceding two paragraphs, ARAMARK or any Restricted Subsidiary will be permitted to issue, incur, create, assume, guarantee or suffer to exist, debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the notes and the related Guarantee, provided that after giving effect thereto, the sum of (i) all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (h) above) and (ii) all Attributable Debt with respect to Sale and Lease-Back Transactions with respect to any Principal Property, at the time of determination, does not exceed 10% of the Consolidated Tangible Assets of ARAMARK.

Limitations on Sale and Lease-Back Transactions

ARAMARK will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between ARAMARK and a Restricted Subsidiary or between Restricted Subsidiaries, unless:

(a)	ARAMARK or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the notes, pursuant to the limitation on liens in the covenant described above; or

(b)	ARAMARK will apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 120 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of ARAMARK or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

Defined Terms Applicable to Covenants

“Attributable Debt” when used in connection with a Sale and Lease-Back Transaction involving a Principal Property means, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of ARAMARK); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the interest rate per annum borne by the notes compounded semi-annually. For purposes of the foregoing definition, rent will not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount will be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent will be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents, however designated, of corporate stock of such Person.

“Consolidated Tangible Assets” of ARAMARK and its Subsidiaries means total assets of ARAMARK and its Subsidiaries less goodwill, all determined in accordance with generally accepted accounting principles.

“Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office or any distribution, operation or maintenance facility (whether now owned or hereafter acquired) which: (a) is owned by ARAMARK or any Subsidiary; (b) has not been determined in good faith by the Board of Directors of ARAMARK not to be materially important to the total business conducted by ARAMARK and its Subsidiaries taken as a whole; and (c) has a market value on the date as of which the determination is being made in excess of 5.0% of Consolidated Tangible Assets of ARAMARK as most recently determined on or prior to such date.

“Restricted Subsidiary” will mean any Subsidiary that owns any Principal Property or any shares or debt of another Restricted Subsidiary.

“Sale and Lease-Back Transaction” will mean any arrangement with any person providing for the leasing by ARAMARK or any Restricted Subsidiary of any Principal Property, which property has been or is to be sold or transferred by ARAMARK or such Restricted Subsidiary to such person.

“Subsidiary” means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership of which more than 50% of the partnership’s capital accounts, distribution rights or general or limited partnership interests are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a non-U.S. holder who acquires the notes upon original issuance at their initial offering price.

A “non-U.S. holder” means a holder of the notes (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal and, under the “portfolio interest rule,” interest on the notes, provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Citigroup Global Markets, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as joint book-running managers of this offering and representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Daiwa Securities America, Inc.
KBC Financial Products USA Inc.
PNC Capital Markets, Inc.

Total	$

The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed         % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed         % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by ARAMARK Services, Inc.
Per note	%

The notes are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

In connection with this offering, J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over- the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and it customers and is not a party to any transactions. Market Axess Corporation will not function as an underwriter or agent, nor will Market Axess Corporation act as a broker for any customer of J.P. Morgan Securities Inc. Market Axess Corporation, a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

We estimate that our total expenses for this offering, excluding underwriting discounts, will be approximately $            .

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. JPMorgan Chase Bank, Citibank N.A., William Street Credit Corporation, Sumitomo Mitsui Banking Corporation, PNC Bank, National Association and KBC Bank N.V. (affiliates of the underwriters J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., Daiwa Securities America, Inc., KBC Financial Products USA Inc. and PNC Capital Markets, Inc, respectively), are lenders under the Credit Agreement dated March 31, 2004. The proceeds for this offering are being used to repay borrowings under the Credit Agreement. J.P. Morgan Trust Company, N.A., the trustee, is an affiliate of J.P. Morgan Securities Inc., one of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters will be passed upon for ARAMARK and Services by Simpson Thacher & Bartlett LLP, New York, New York, and for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of ARAMARK Corporation as of October 3, 2003 and October 1, 2004, and for each of the years in the three-year period ended October 1, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$1,000,000,000

Debt Securities

of

ARAMARK Corporation

or

ARAMARK Services, Inc.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any of our debt securities.

See “ Risk Factors” beginning on page 5 to read about risks you should consider before you invest in any of our debt securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2002.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that ARAMARK Corporation and ARAMARK Services, Inc. filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process. Under the shelf registration process, either ARAMARK Corporation or ARAMARK Services, Inc. may offer from time to time up to an aggregate of $1,000,000,000 of debt securities.

This prospectus provides you with a general description of the debt securities that may be offered. Each time debt securities are sold, the issuer will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the debt securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. Unless the context otherwise indicates, the terms ARAMARK Corporation, ARAMARK, “we,” “us” or “our” mean ARAMARK Corporation and its subsidiaries and references to ARAMARK Services, Inc. or Services mean ARAMARK Services, Inc. and its subsidiaries. The term “issuer” means either ARAMARK or Services, depending on which registrant is offering the debt securities. The term “issuers” is a collective reference to ARAMARK and Services.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus or any supplement is accurate as of any date other then the date on the front of those documents.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements that reflect our current views as to future events and financial performance with respect to our operations. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements regarding such matters are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Factors that might cause such a difference include:

•	unfavorable economic conditions, including further ramifications of the September 11th terrorist attacks or other terrorist attacks,

•	increased operating costs,

•	shortages of qualified personnel and other factors leading to increased labor costs,

•	costly compliance with governmental regulations,

•	currency risks and other risks associated with international markets,

•	risks associated with acquisitions, including our ability to integrate and derive the expected benefits from our acquisition of ServiceMaster Management Services and other acquisitions,

•	competition,

•	decline in attendance at client facilities,

•	unpredictability of sales and expenses due to contract terms,

•	our significant leverage,

•	claims relating to the provision of food services,

•	liability associated with non-compliance with governmental regulations, including regulations pertaining to food services, the environment and childcare service,

•	seasonality, and

•	adverse publicity concerning incidents at childcare centers.

In this prospectus and particularly in “Risk Factors”, we have estimated the impact that unfavorable economic conditions, including ramifications of the September 11th terrorist attacks, the labor stoppage that disrupted the 1994 and 1995 Major League Baseball seasons, and the effect of event cancellations, have had on our expected sales and results of operations. The actual impact of such estimates may vary from those stated in this prospectus.

Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus, in filings made with the Securities and Exchange Commission or that may be made elsewhere from time to time by, or on behalf of, us.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

We filed a registration statement on Form S-3 with the SEC covering the offered securities. For further information on us and the offered securities, you should refer to the registration statement and its exhibits. This prospectus summarizes material provisions of the offered securities. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents in an exhibit to our registration statement of which this prospectus is a part.

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below, any filings that we make after the date of filing the initial registration statement and prior to the effectiveness of that registration statement, and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered under the registration statements of which this prospectus forms a part or terminate those registration statements.

•	Our Annual Report on Form 10-K for the fiscal year ended September 28, 2001;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 28, 2001; and

•	Our Current Reports on Form 8-K filed on December 10, 2001 and January 22, 2002.

You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

ARAMARK Corporation

1101 Market Street

Philadelphia, PA 19107

Attention: Ted Hill

Telephone: (215) 238-3361

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of ARAMARK Corporation and the material terms of the securities that may be offered that are known as of the date of this prospectus. For a more complete understanding of the terms of a particular issuance of securities, before making your investment decision, you should carefully read:

•	this prospectus, which explains the general terms of the securities that may be offered;

•	the accompanying prospectus supplement for such issuance, which explains the specific terms of the securities being offered and which may update or change information in this prospectus; and

•	the documents referred to in “Where You Can Find More Information About Us” on page 2 for information about ARAMARK Corporation, including its financial statements.

ARAMARK Corporation

We are a leading provider of a broad range of outsourced services to business, educational, healthcare and governmental institutions and sports, entertainment and recreational facilities. We have leadership positions in food and support services, uniform and career apparel services and childcare and early education. We seek to continue to capitalize on favorable outsourcing trends by offering a large and diverse client base an expanding portfolio of services to meet their outsourcing needs. In fiscal 2001, we reported sales of approximately $7.8 billion and net income of approximately $176.5 million. We believe we will continue to grow our business by capitalizing on the continuing growth of the outsourcing market, our market leadership positions and the added access to capital that our public offering completed on December 14, 2001 provides us.

We provide or manage services in three strategic areas: Food and Support Services, Uniform and Career Apparel and Educational Resources. We manage and report our business activities through the following five operating segments:

Food and Support Services—United States—Provides food, refreshment and support services, including facility maintenance and housekeeping, to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Food and support services are provided at client locations under various contractual arrangements, which can include profit and loss, profit sharing or management fee based agreements.

Food and Support Services—International—Provides food, refreshment and support services, including facility maintenance and housekeeping, to business, educational, governmental and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Operations are conducted primarily in Belgium, Canada, the Czech Republic, Germany, Hungary, Mexico, Spain and the United Kingdom. Food and support services are provided at client locations under various contractual arrangements, which can include profit and loss, profit sharing or management fee based agreements.

Uniform and Career Apparel—Rental—Provides uniform rental, cleaning, maintenance and delivery services on a contract basis. Also provided are walk-off mats, cleaning cloths, disposable towels and other environmental control items and the direct sale of certain uniform and related products.

Uniform and Career Apparel—Direct Marketing—Sells personalized uniforms and career apparel, public safety equipment and accessories directly to businesses, public institutions and individuals.

Educational Resources—Provides infant, toddler, pre-school and school-age learning programs through community-based childcare centers, before and after school programs, employer on-site childcare centers and private elementary schools. Sales are derived primarily from weekly or monthly payments received directly from individual families under short-term agreements.

ARAMARK and Services, each a Delaware corporation, have their principal executive offices at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, and their telephone number is (215) 238-3000.

Debt Securities and Guarantee

ARAMARK may offer from time to time debt securities. These debt securities will be unsecured obligations of ARAMARK and will be either senior or subordinated indebtedness. ARAMARK Services, Inc. may offer from time to time its senior or subordinated debt securities which will be entitled to the guarantee of ARAMARK. A guarantee issued by ARAMARK of senior debt securities of Services will rank equally with all unsecured and unsubordinated indebtedness of ARAMARK. A guarantee issued by ARAMARK of subordinated debt securities of Services will be subordinated to all of ARAMARK’s present and future senior indebtedness, and will rank equally with all of ARAMARK’s other outstanding subordinated indebtedness.

The issuer of the debt securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption provisions, the covenants and repurchase provisions and any other specific terms of the debt securities, and the agents and dealers or underwriters in connection with the sale of the debt securities will be provided in the applicable supplement to this prospectus.

RISK FACTORS

Investing in our debt securities involves risks, including the risks described in this prospectus and in the other documents which are incorporated herein by reference. Additional risks, including those that relate to the debt securities that we will offer, will be included in the applicable prospectus supplement. You should carefully consider the risk factors before investing in any of our debt securities.

Our fiscal year ends on the Friday nearest September 30 in each year, and, in this prospectus when we refer to fiscal years, we say fiscal and the year number, as in fiscal 2001.

Risk Factors Relating to Our Business

Unfavorable economic conditions and increased operating costs adversely affect our results of operations and financial condition.

Recently, our food and support services and uniform and career apparel segments have been adversely affected by weaker economic conditions in the United States, particularly with respect to manufacturing and technology clients. Production cutbacks in the manufacturing industry adversely affected our results of operations for fiscal 2001. Layoffs and business downturns have increased among our business clients, which has negatively affected our sales. We estimate that these unfavorable economic conditions reduced our consolidated sales for fiscal 2001 by approximately 2% from the level of sales we would have expected absent such conditions. A national or international economic downturn reduces demand for our services in each of our operating segments, which has resulted, and may in the future result, in the loss of business or increased pressure to contract for business on less favorable terms than our generally preferred terms. As further discussed in our Form 10-Q for the first quarter of fiscal 2002, the continuing impact of the events of September 11, 2001 and the economic slowdown in the United States have negatively affected fiscal 2002 first quarter operating results, and we anticipate such conditions will continue.

Our profitability could be adversely affected if we were faced with cost increases for food, fuel, utilities, wages, piece goods, clothing and equipment, especially to the extent we were unable to recover such increased costs through increases in the prices for our services, due to general economic conditions, competitive conditions, or both. For example, substantial increases in the cost of fuel and utilities resulted in substantial cost increases in our uniform services business, and to a lesser extent in our food and support services segment in fiscal 2001, which were not fully recoverable due to general economic conditions, competitive conditions, or both. In particular, our business segments that operate in California were negatively impacted by significant increases in electricity, natural gas and fuel costs. We estimate that our costs increased in the range of $6 million to $8 million in fiscal 2001 as a result of these factors. Increases in energy costs particularly impact our uniform and career apparel business.

Our business may suffer if we are unable to hire and retain sufficient qualified personnel or if labor costs continue to increase.

Over the past several years, the United States has experienced reduced levels of unemployment. This has created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level and skilled workers and managers, continuation of low levels of unemployment could compromise our ability in certain of our businesses to continue to provide quality service or compete for new business. From time to time, we have had difficulty in hiring and maintaining qualified management personnel, particularly at the entry management level. We will continue to have significant requirements to hire such personnel. Our success depends to a substantial extent on the ability, experience and performance of our management, particularly our Chairman and Chief Executive Officer, Joseph Neubauer. With the completion of our public offering of common stock in December 2001, we may experience more employees leaving our employ, as employees will now have the ability to leave our employ with their ARAMARK common stock, which they could not do before our public offering of Class B common stock. We also regularly hire a large number of part-time workers, particularly in our food and support services segments. Any difficulty we may encounter in hiring such workers could result in significant increases in labor costs which could have a material adverse effect on our business, financial condition and results of operations. Competition for labor has resulted in wage increases that in some recent periods have had the effect of substantially increasing our labor costs. Due to the labor intensive nature of our businesses, a shortage of labor or increases in wage levels in excess of normal levels could have a material adverse effect on our results of operations.

Our expansion strategy involves risks.

We may seek to acquire companies or enter into joint ventures that complement our business, and our inability to complete acquisitions, integrate acquired companies successfully or enter into joint ventures may render us less competitive. We may be evaluating acquisitions or engage in acquisition negotiations at any given time. We cannot assure you that we will be able to identify acquisition candidates or joint venture partners on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain additional financing for acquisitions. Such additional financing could be restricted by the terms of our debt agreements or it could be more expensive than our current debt. Additional debt financing for acquisitions could be significant and the terms of such debt instruments could be more restrictive than our current covenants. In addition, our ability to control the planning and operations of our joint ventures may be subject to numerous restrictions imposed by the joint venture agreements. Our joint venture partners may also have interests which differ from ours.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. To the extent that we have miscalculated our ability to integrate and operate the business to be acquired, we may have difficulty in achieving our operating and strategic objectives. The diversion of management attention, particularly in a difficult operating environment, may affect our sales. Possible future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to intangible assets, which could have a materially adverse effect on our financial condition, operating results and/or cash flow, or in the issuance of additional shares of our common stock.

If we are unable to successfully integrate ServiceMaster Management Services or derive the benefits we expect, our operating results, sales and profits may be materially adversely affected.

Our future results of operations and cash flow may depend in part upon our ability to integrate ServiceMaster Management Services and achieve the strategic operating objectives we anticipate from this acquisition. We have not previously undertaken an integration process as large as the integration plans required by this acquisition. In order to succeed, we will need to:

•	capitalize on the opportunities afforded by ARAMARK’s and ServiceMaster’s combined services offerings;

•	maintain strong relationships with clients, which as a result of the ServiceMaster acquisition will increase the number of our facilities management clients by approximately 1,550 to approximately 1,800;

•	combine and manage our employee base, which as a result of the ServiceMaster acquisition will increase the number of our employees by approximately 18,000 to a total of approximately 218,000; and

•	integrate operating and financial systems.

ServiceMaster’s business is based upon contractual relationships with customers. Some or all of those customers may choose not to continue their contractual relationship with us at the time of contract renewal. In addition, the acquisition of ServiceMaster Management Services increased our debt levels by approximately $800 million, significantly exceeding historical levels, and our interest expense in fiscal 2001 on a pro forma basis giving effect to this acquisition would have increased by approximately $53 million. As a result, we will need to manage effectively our cash position and working capital levels.

The terrorist attacks of September 11, 2001, on the United States have directly and indirectly negatively affected our operating results, sales and profits.

The September 11, 2001 terrorist attacks on New York City and Washington, D.C. adversely affected our operating results in the fourth fiscal quarter of 2001. Had the terrorist attacks not occurred, management estimates that consolidated operating income would have been approximately 2% higher in fiscal 2001. The effects of the September 11, 2001 terrorist attacks continued to adversely impact the 2002 first quarter results. Management estimates that consolidated operating income would have been approximately 3% higher than reported if these terrorist attacks had not occurred. Our retail and food service operations in the World Trade Center and our childcare and food service operations at the Pentagon were directly affected by the attacks. Certain of our other businesses were indirectly affected as described below. To the extent the events of September 11th result in a further economic slowdown and disruptions in the United States and Europe, the negative effects on our business could be prolonged and pervasive; however, it is not possible to estimate such effects at this time. The national and global response to these terrorist attacks, including recent military, diplomatic and financial responses and any possible reprisals as a consequence of these actions, may materially adversely affect us in ways we cannot predict at this time.

Our business has been, and will continue to be affected in various ways including, but not limited to:

•	the loss of property such as operating equipment and merchandise inventory;

•	costs incurred in providing assistance to the victim relief efforts;

•	direct costs of restoring our operations including cleanup, relocation, data re-creation;

•	impairment of intangible assets;

•	lost sales and profits from closed and curtailed operations in the affected areas;

•	the lost opportunity to generate sales and profits as a result of sporting and other recreational event cancellations/postponements and reduced attendance at such events, reduced employment levels, particularly in the airline and related industries, reduced visitation at parks and resorts, and reduced attendance at conventions; and

•	increased cost of property and liability insurance and possible increased retentions due to uncertainty in the worldwide insurance and reinsurance markets.

We anticipate a substantial portion of our direct costs and other losses will be covered by insurance. We maintain workers compensation, general liability, property damage and business interruption coverages. The process of quantifying and compiling insurance claims and arranging settlements with multiple insurance carriers is continuing and will be ongoing for an extended time period.

Requirements imposed by governmental regulations or interpretation of governmental regulations may change and require us to incur substantial expenditures to comply.

We are subject to governmental regulation at the federal, state, provincial and local level in many areas of our business, such as food safety and sanitation, the sale of alcoholic beverages, environmental issues, childcare and the services we provide in connection with governmentally funded entitlement programs. While we endeavor to attain and maintain compliance with all applicable laws and regulations, governmental units may make changes in the regulatory frameworks within which we operate that may require either the corporation as a whole or individual businesses to incur substantial increases in costs in order to comply with such laws and regulations. While we attempt to comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations or interpretations thereof at all times or that we will be able to comply with any future laws, regulations or interpretations thereof. If we fail to comply with applicable laws and regulations, we may be subject to criminal sanctions or civil remedies, including fines or injunctions. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our business and results of operations.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our sales, estimated to be approximately 15% in fiscal 2001, is derived from contracts with U.S. federal, state and local governments and agencies. Changes or new interpretations in the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures, particularly by our food and support services businesses, could result in fewer contract wins or renewals, modifications to the methods we apply to price government contracts, or in contract terms of shorter duration than we have historically experienced, any of which could result in sales or profits lower than we have historically achieved, which could have an adverse effect on our results of operations.

Our international business results are influenced by currency fluctuations and other factors that are different than in the U.S. market.

A significant portion of our sales is derived from international markets. During fiscal 2001, approximately 14% of our sales were generated outside the United States. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Sales of our Food and Support Services—International segment were unfavorably affected by currency translation by approximately 7% for fiscal 2001.

Our international operations are also subject to other risks, including national and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and local political and social conditions. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations.

Our operations are seasonal.

In the first and second fiscal quarters, within the Food and Support Services—United States segment, there is a lower level of sales at the historically higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational sector. In the third and fourth fiscal quarters, there has historically been a significant increase in sales at sports, entertainment and recreational accounts, which is partially offset by the effect of summer recess in the educational sector. The sales of WearGuard, one of our direct marketing companies, generally increase during the first quarter of the fiscal year because of the onset of colder weather in the northern tier of the United States as well as the gift giving holidays. For these reasons, a quarter to quarter comparison is not a good indication of our performance or how we will perform in the future.

Our indebtedness may restrict certain growth opportunities.

As of December 28, 2001, we had approximately $1.9 billion of outstanding indebtedness, including indebtedness incurred to finance the acquisition of ServiceMaster Management Services and related expenses. The size of our indebtedness may restrict the pursuit of certain new business opportunities. We will also have to use a portion of our cash flow to service our debt, which may prevent us from pursuing certain new business opportunities and certain acquisitions. If we were to incur significant amounts of additional indebtedness, the agreements relating to such indebtedness may include covenants more restrictive than our current debt agreements. Failure to maintain certain financial ratios could cause us to violate the terms of our credit facility agreements and thereby result in acceleration of our indebtedness, impair our liquidity and limit our ability to raise additional capital. Our failure to make required debt payments could result in an acceleration of our indebtedness, in which case the lenders thereunder would be entitled to exercise their remedies. We may incur additional indebtedness in the future.

There is uncertainty concerning our continued use of Arthur Andersen LLP as our independent auditor.

Our independent certified public accountant, Arthur Andersen, has informed us that on March 14, 2002, the Department of Justice announced that Arthur Andersen had been indicted on federal obstruction of justice charges arising from the government’s investigation of Enron. Arthur Andersen has pled not guilty and a trial date of May 6, 2002 has been set. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent, certified public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. If the SEC ceases accepting financial statements audited by Arthur Andersen, or if Arthur Andersen becomes unable to make the required representations to us, or if we dismiss Arthur Andersen or if for any other reasons Arthur Andersen is unable to perform required audit-related services for us, we could experience additional costs or delays in making filings with the SEC. For the foregoing reasons, we are uncertain as to whether it will be necessary for us to secure the services of another auditing firm to provide us with audits and reviews on an ongoing basis.

Food and Support Services

Competition in our industry could adversely affect our results of operations.

There is significant competition in the food and support services business from local, regional, national and international companies, of varying sizes, many of which have substantial financial resources. Our ability to successfully compete depends on our ability to provide quality services at a reasonable price and to provide value to our customers. Certain of our competitors may be willing to underbid us or accept a lower profit margin or expend more capital in order to obtain or retain business. In addition, existing or potential clients may elect to self operate their food service, eliminating the opportunity for us to serve them or compete for the account. While we have a significant international presence, should business sector clients require multi-national bidding, we may be placed at a competitive disadvantage because we may not be able to offer services in as many countries as some of our competitors.

Sales of sports, entertainment and recreational services would be adversely affected by a decline in attendance at client facilities or by a reduction or cessation of events.

The portion of our food and support services business which provides services in public facilities such as stadiums, arenas, amphitheaters, convention centers and tourist and recreational attractions is sensitive to an economic downturn, as expenditures to attend sporting events or concerts, take vacations, or hold or attend conventions is funded to a partial or total extent by discretionary income. A decrease in such discretionary income on the part of potential attendees at events in our clients’ facilities could result in a reduction in our sales.

Further, because our exposure to the ultimate consumer of what we provide is limited by our dependence on our clients to attract customers to their facilities and events, our ability to respond to such a reduction in attendance, and therefore our sales, is limited. For example, we have recently experienced an increase in event cancellation at convention centers which we believe is attributable to the current economic slowdown. As a result of such cancellations, we estimate our consolidated sales for fiscal 2001 were reduced by less than 1% from the level of sales we would have expected absent such cancellations. We believe the impact of the terrorist attacks resulted in additional event cancellations in our fourth fiscal quarter, as well as in the first quarter of fiscal 2002. We estimate that had the terrorist attacks not occurred, consolidated sales would have been approximately 1% higher and operating income would have been approximately 2% higher in fiscal 2001, and consolidated sales would have been approximately 1% higher and operating income would have been approximately 3% higher in the first quarter of fiscal 2002 than reported results. There are other occurrences which could reduce events in a facility or attendance at an event including labor disruptions involving sports leagues, poor performance by the teams playing in a facility and inclement weather, which would adversely affect sales and profits. Our sales and results of operations were adversely affected by the labor stoppage that disrupted the 1994 and 1995 Major League Baseball seasons. We estimated, at the time, that our consolidated operating income would have been approximately 5% higher in fiscal 1995 and approximately 3% higher in fiscal 1994 had the Major League Baseball and other labor disruptions not occurred. The Major League Baseball Collective Bargaining Agreement expired after the 2001 season. A shortened or cancelled 2002 season could result in a substantial loss of sales and reduced profits at Major League Baseball stadiums. In addition, many professional sports teams, including some of our clients, are currently either planning to move to a new facility or are considering doing so. Generally our sports facility contracts do not entitle us to move to a new facility when the sports team tenant of the present facility moves.

The pricing and cancellation terms of our food and support services contracts may constrain our ability to recover costs and to make a profit on our contracts.

The amount of risk that we bear and our profit potential vary depending on the type of contract under which we provide food and support services. We may be unable to fully recover costs on contracts that limit our ability to increase prices. In addition, we provide many of our services under short term, open ended cancelable contracts. Some of our profit and loss contracts contain minimum guaranteed remittances to our client regardless of our sales or profit at the facility involved. If sales do not exceed costs under a contract which contains minimum guaranteed commissions, we will be liable for bearing any losses which are incurred, as well as the guaranteed commission. Generally, our contracts limit our ability to raise prices on the food, beverages and merchandise we sell within a particular facility without the client’s consent. In addition, some of our contracts exclude certain events or products from the scope of the contract, or give the client the right to modify the terms under which we may operate at certain events. The refusal by individual clients to permit the sale of some products at their venues, or the imposition by clients of limits on prices which are not economically feasible for us, could adversely affect our sales and results of operations.

Claims of illness or injury associated with the service of food and beverage to the public could adversely affect us.

Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. As a result, we could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities that we serve. In addition to decreasing our sales and profitability at our facilities, adverse publicity could negatively impact our service reputation, hindering our ability to renew contracts on favorable terms or to obtain new business. In addition, broader trends in food consumption, such as the recent concern about beef consumption in Europe, may from time to time disrupt our business.

In fiscal 2001, one distributor provided approximately 55% of our U.S. food and non-food products (approximately 37% of our consolidated purchases of food and non-food products), and if our relationship or their business were to be disrupted, we could experience short term disruptions to our operations and cost structure.

If our relationship with, or the business of, our main U.S. distributor of our food and non-food products were to be disrupted, we would have to arrange alternative distributors and our operations and cost structure could be adversely affected in the short-term.

Governmental regulations may subject us to significant liability.

Our operations are subject to various governmental regulations, including those governing:

•	the service of food and alcoholic beverages;

•	minimum wage and employment;

•	governmentally funded entitlement programs;

•	environmental protection; and

•	human health and safety.

The regulations relating to each of our food and support service sectors are many and complex. For example, while there are a variety of regulations at various governmental levels relating to the handling, preparation and serving of food (including in some cases requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food-handling personnel, these regulations are enforced primarily at the local public health department level. While we attempt to fully comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance. We are currently negotiating a settlement with the U.S. government of certain matters related to public school food service programs, and we do not believe such settlement will have a material adverse effect on our financial condition or results of operations. It is possible, however, that future claims could be asserted related to such public school programs, and while management believes its interpretation of the applicable government regulations is correct, no assurance can be given as to the outcome of such claims, if asserted.

We serve alcoholic beverages at many facilities, and must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the patron. Although we sponsor regular training programs to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us. There can be no assurance that additional regulation in this area would not limit our activities in the future or significantly increase the cost of regulatory compliance. We must also obtain and comply with the terms of licenses in order to sell alcoholic beverages in the states in which we serve alcoholic beverages. Some of our contracts require us to pay liquidated damages during any period in which our liquor license for the facility is suspended, and most contracts are subject to termination if we lose our liquor license for the facility.

Uniform and Career Apparel

Competition in the uniform rental industry could adversely affect our results of operations.

We have a number of major national competitors with significant financial resources. In addition there are strong regional and local uniform suppliers, whom we believe may have strong customer loyalty. While most customers focus primarily on quality of service, uniform rental is a price-sensitive service and if existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which would reduce our sales and profits. The uniform rental business requires investment capital for growth. Failure to maintain capital investment in this segment would put us at a competitive disadvantage.

Environmental regulations may subject us to significant liability and limit our ability to grow.

Our uniform rental segment is subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of water wastes and other substances. In particular, industrial laundries use and must dispose of detergent wastewater and other residues through publicly operated treatment works or similar government facilities and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. In the past, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials. Although past settlements and contributions have not been material, there can be no assurance that we will not have to expend material amounts to rectify the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. While we conduct diligence investigations on acquired properties and attempt to fully comply with all applicable laws and regulations, there can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third party actions such as tort suits. In addition, such regulations may limit our ability to identify suitable sites for new or expanded plants.

Educational Resources

Competition in the childcare and early education industry is extensive and competitors may price their offerings below ours, which could cause a reduction in our sales and profits.

Local nursery schools, childcare centers and in-home providers generally charge less for their services than we do. Many church-affiliated and other non-profit childcare centers have lower operating expenses than we do and may receive donations and/or other funding to subsidize operating expenses. Consequently, operators of such centers often charge tuition rates that are less than our rates. In addition, fees for home-based care are normally substantially lower than fees for center-based care because providers of home-based care are not always required to satisfy the same health, safety, insurance or operational regulations as our centers. Our competition also includes other large, geographically broad-based, for-profit early education and childcare companies. In addition, a number of states and local governments are operating or considering operating public preschools. In recent periods, reduced enrollment at mature centers and competitive pricing pressures have reduced our sales and profits.

Adverse publicity and litigation concerning incidents at childcare centers could adversely affect our business and results of operations.

Parent trust and referrals by other parents are very significant in the maintenance and growth of our business, and any decrease in trust or referrals can adversely affect our business. This trust is directly related to our reputation and favorable brand identity. However, like many other childcare providers, we are periodically subject to litigation alleging negligent hiring, training or supervision, inappropriate contact with children or other acts arising out of alleged incidents at our centers. Any adverse publicity concerning such incidents at one of our childcare centers, or childcare centers generally, could damage our reputation and could have an adverse effect on enrollment at our centers. Claims in the past have been covered by insurance. We believe our current claims will be covered by insurance. However, our insurance premiums may increase substantially in the future as a consequence of conditions in the insurance business generally, or our situation in particular, and continuing publicity with respect to alleged instances of child abuse in our industry could result in our inability to obtain insurance without a substantial increase in cost. Furthermore, our current or future insurance coverage may not protect us against all such claims.

The childcare industry is heavily regulated and our failure to comply with those regulations could subject us to substantial liability or inhibit our ability to operate.

Childcare centers are subject to numerous state, local and federal regulations and licensing requirements which generally cover the fitness and adequacy of buildings and equipment, the ratio of staff to enrolled children, staff training, record keeping, the dietary program, the curriculum and compliance with health and safety standards, and if we fail to comply with these, we may be prohibited from operating one or more of our childcare centers. Some changes, such as increasing the ratio of staff to enrolled children, can result in significantly increased costs to operate our business. If one of our centers fails to comply with applicable regulations, that center could be subject to state sanctions. These sanctions may include fines, corrective orders, probation or, in more serious cases, suspension or revocation of the center’s license to operate. Changes in the regulatory frameworks within which we operate may cause us to incur substantial increases in costs in order to comply. While we attempt to fully comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. If we fail to comply with applicable laws and regulations, civil remedies, including fines, could be imposed on us. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our business and results of operations.

RECENT DEVELOPMENTS

The Public Offering and Merger

On December 14, 2001, ARAMARK completed a public offering of 34,500,000 shares of its class B common stock at a price of $23.00 per share, raising approximately $742.9 million, net of issuance costs. Just prior to the completion of the public offering, old ARAMARK Corporation merged with its wholly owned subsidiary, ARAMARK Worldwide Corporation (“AWC”). Each outstanding ARAMARK Corporation old class B and old class A common share was exchanged for two shares and twenty shares, respectively, of the surviving corporation’s class A common stock. AWC’s name was changed to ARAMARK Corporation, and it succeeded to all of the assets, liabilities, rights and obligations of old ARAMARK Corporation.

The Stock Buyback

On December 14, 2001, immediately prior to the completion of the public offering, ARAMARK purchased 3,276,700 class A shares owned by employee benefit plans for $23.00 per share, resulting in a cash expenditure of $75.4 million. These shares, which are reflected as treasury shares, represented 10% of all class A shares owned by these benefit plans.

On December 17, 2001, ARAMARK announced an offer to purchase up to 10% of its class A common stock, excluding shares owned by benefit plans, for $23.00 per share. On January 25, 2002, ARAMARK completed the tender offer for its class A common stock and purchased 13.6 million shares for approximately $314 million.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for each of the five most recent fiscal years and the most recent interim period.

	ARAMARK Corporation and Subsidiaries
	Fiscal Year Ended on or near September 30,					Three Months Ended
	1997	1998	1999	2000	2001	December 29, 2000	December 28, 2001
Ratio of earnings to fixed charges (1)	2.3x	2.3x	2.2x	2.3x	2.3x	2.2x	2.5x

(1)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the proceeds of the offering of debt securities will be used for general corporate purposes, including but not limited to, repaying borrowings under a bridge financing facility we entered into to partly finance the acquisition of the management services division of the ServiceMaster Company and repaying borrowings under our senior revolving credit facility.

DIVIDEND POLICY

We have not distributed any cash dividends on our common stock during the last five fiscal years and currently have no plans to do so. The declaration of future dividends is, however, subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions and liquidity requirements.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data. This information should be read in conjunction with, and is qualified in its entirety by reference to, ARAMARK’s consolidated financial statements and the related notes thereto and Management’s Discussion and Analysis of Results of Operations and Financial Condition contained in ARAMARK’s fiscal 2001 Form 10-K and in ARAMARK’s Quarterly Report on Form 10-Q for the three month period ended December 28, 2001, each of which is incorporated herein by reference. The income statement data for the three months ended December 29, 2000 and December 28, 2001 and the balance sheet data as of December 28, 2001 have been derived from unaudited financial statements, but in the opinion of management, those unaudited financial statements reflect all adjustments necessary for a fair presentation of the information contained therein.

	ARAMARK Corporation and Subsidiaries
	Fiscal Year Ended on or near September 30,										Three Months Ended
	1997 (1)		1998 (2)		1999		2000		2001 (3) (4)		December 29, 2000 (3) (4)		December 28, 2001 (3) (4)
	(in millions, except per share amounts and ratios)
Income Statement Data:
Sales	$6,576.1		$6,638.9		$6,742.3		$7,262.9		$7,788.7		$1,947.3		$2,109.7
Operating income (4)	331.9		333.1		375.2		419.6		439.5		111.9		117.9
Interest and other financing costs, net	116.0		117.3		135.8		147.8		153.3		40.6		35.5
Income before extraordinary item	146.1		133.7		150.2		168.0		176.5		43.4		51.4
Net income (4)	146.1		129.2		150.2		168.0		176.5		43.4		51.4
Earnings per share (4) (5):
Basic	$0.58		$0.57		$0.80		$0.94		$1.03		$0.26		$0.29
Diluted	$0.55		$0.53		$0.74		$0.88		$0.97		$0.24		$0.27
Ratio of earnings to fixed charges (6)	2.3	x	2.3	x	2.2	x	2.3	x	2.3	x	2.2	x	2.5	x

Balance sheet data (at period end):
Total assets	$2,753.6		$2,741.3		$2,870.5		$3,199.4		$3,216.4				$4,168.5
Long-term borrowings	1,213.9		1,705.0		1,609.7		1,777.7		1,635.9				1,828.0
Common stock subject to potential repurchase (7)	23.3		20.0		20.0		20.0		20.0				—
Shareholders’ equity(deficit) (8)	370.0		(78.9)		126.6		111.5		246.9				980.2

Other Financial Data:
EBITDA (9)	$523.6		$528.9		$568.9		$640.4		$679.7		$170.5		$178.3
Net cash provided by/(used in) operating activities	230.1		276.7		293.2		407.1		496.9		(78.7)		(42.6)
Net cash used in investing activities	(59.7)		(189.6)		(216.2)		(483.6)		(279.2)		(48.8)		(817.7)
Net cash provided by/(used in) financing activities	(168.3)		(93.8)		(69.9)		73.4		(217.5)		132.6		862.7

(1)	Fiscal 1997 is a fifty-three week period, and includes other income of $11.7 million.
(2)	During fiscal 1998, the Company redeemed or replaced certain indebtedness, resulting in extraordinary charges, net of taxes, of $4.5 million, or $0.04 per share.

(3)	On November 30, 2001, ARAMARK completed the acquisition of the management services division of the ServiceMaster Company (ServiceMaster Management Services) for approximately $800 million in cash. The following pro forma results assume the acquisition had occurred at the beginning of the respective fiscal periods. These pro forma disclosures are unaudited and are based on historical results, adjusted for the impact of certain acquisition related items, such as: amortization of intangibles, increased interest expense on acquisition debt and the related income tax effects. Pro forma results do not reflect any synergies that might be achieved from the combined operations, and therefore, in management’s opinion, are not indicative of what actual results may have been if the acquisition had occurred at the beginning of the respective periods. Pro forma results are not intended to be a projection of future results.

	Fiscal 2001	Three Months Ended December 29, 2000	Three Months Ended December 28, 2001
Sales	$8,768.9	$2,109.8	$2,271.2
Operating income	486.8	125.7	124.2
Interest and other financing costs, net	206.4	56.7	41.1
Net income	172.6	41.9	51.8
Earnings per share:
Basic	$1.01	$0.25	$0.29
Diluted	$0.95	$0.23	$0.28
EBITDA (9)	$776.5	$196.5	$192.9
(4)	ARAMARK adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” at the beginning of fiscal 2002. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization. The elimination of goodwill amortization would have increased operating income by $6.1 million, net income by $5.3 million and basic and diluted earnings per share by $0.03 per share for the three months ended December 29, 2000. The elimination of goodwill amortization would have increased operating income by $25.4 million, net income by $22.0 million, basic earnings per share by $0.13 per share and diluted earnings per share by $0.12 per share for fiscal 2001. The elimination of goodwill amortization would have resulted in a ratio of earnings to fixed changes of 2.3x and 2.4x for the three months ended December 29, 2000 and the fiscal year ended September 28, 2001, respectively.
(5)	Earnings per share amounts for all years presented have been restated to reflect the merger exchange ratios, which had the effect of a two-for-one stock split.
(6)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(7)	Excludes shares subject to repurchase in the tender offer. Reflects shares of ARAMARK’s common stock that prior to our corporate reorganization and public offering on December 14, 2001, may have been required to be repurchased under the ARAMARK stockholders’ agreement, subject to a limit on such repurchases in the ARAMARK senior revolving credit facility. In connection with the stockholder vote on the corporate reorganization, the stockholders’ agreement was terminated.
(8)	Fiscal 1998 shareholders’ equity (deficit) reflects the repurchase of approximately $530 million of the Company’s Class A common stock pursuant to a cash tender offer in June 1998. Shareholders’ equity, as of December 28, 2001, reflects the impact of the public offering and the stock buyback of 3.3 million shares of Class A common stock from employee benefit plans. Shareholders’ equity as of December 28, 2001 does not reflect the effect of our tender offer which was completed in the second quarter of fiscal 2002 in which we acquired 13.6 million shares of class A common stock for approximately $314 million.
(9)	EBITDA represents net income before interest, taxes, depreciation and amortization, a measurement used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to operating income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, debt service requirements, tax payments or capital expenditure requirements.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information for the three-months ended December 28, 2001 is provided pursuant to Article 11 of Regulation S-X. The unaudited pro forma financial information for the fiscal year ended September 28, 2001 is incorporated by reference elsewhere in this registration statement. The unaudited pro forma financial statements give pro forma effect to the acquisition by ARAMARK of ServiceMaster Management Services for approximately $800 million in cash (the “Acquisition”). The unaudited pro forma consolidated statement of income was prepared as if the Acquisition occurred as of the beginning of ARAMARK’s 2001 fiscal year.

The pro forma adjustments are based upon available information and assumptions that ARAMARK believes are reasonable. The pro forma adjustment to reflect the allocation of the purchase price is based upon the preliminary information currently available, which may be revised, as additional information becomes available. The notes to the unaudited pro forma financial statements provide a more detailed discussion of how such adjustments were derived and presented in the pro forma financial statements. Such financial statements have been compiled from historical financial statements and other information, but do not purport to represent what ARAMARK’s financial position or results of operations actually would have been had the transactions occurred on the date indicated, or to project ARAMARK’s financial performance for any future period. The pro forma statement of income does not reflect any synergies or other operating benefits that may be realized as ARAMARK integrates ServiceMaster Management Services with its existing operations.

Unaudited Pro Forma Consolidated Statement of Income

for the Three-Months Ended December 28, 2001

	ARAMARK Historical	ServiceMaster Management Services Historical (a)	Pro Forma Adjustments for the Acquisition		Pro Forma for the Acquisition
Sales	$2,109,688	$161,465	$—		$2,271,153
Costs and Expenses:
Cost of services provided	1,903,989	125,780	—		2,029,769
Depreciation and amortization	60,353	3,414	5,002	(b)	68,769
Selling and general corporate expenses	27,398	21,052	—		48,450

	1,991,740	150,246	5,002		2,146,988

Operating income	117,948	11,219	(5,002)		124,165
Interest and other financing costs, net	35,498	—	5,586	(c)	41,084

Income before income taxes	82,450	11,219	(10,588)		83,081
Provision for Income Taxes	31,007	4,432	(4,130	)(d)	31,309

Net income	$51,443	$6,787	$(6,458)		$51,772

Earnings Per Share
Basic	$0.29				$0.29
Diluted	$0.27				$0.28

Notes to Unaudited Pro Forma Financial Statements

(a)	Represents the unaudited historical financial statements of the ServiceMaster Management Services business acquired for the two months ended November 30, 2001, including the amounts related to the ServiceMaster corporate campus which was also acquired.
(b)	To reflect additional depreciation and amortization related to the tangible and intangible assets acquired, based upon the following depreciation/amortization periods:

Property and equipment	30 Years
Service mark rights	3 Years
Non compete agreement	4 Years
Customer contract rights	10 Years

In accordance with the recently issued Statement of Financial Accounting Standard No. 142, goodwill resulting from the acquisition is not amortized.

(c)	To reflect additional interest expense resulting from the acquisition related borrowings. The interest rate on the bridge financing is based on LIBOR plus-1 3/8% or 4.2% (including the syndication fee). The average interest rate on ARAMARK’s senior revolving credit facility was 3.1%.
(d)	To reflect the income tax effect resulting form the pro forma adjustments using an effective tax rate of 39%.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Revolving Credit Facility

ARAMARK Services is the borrower under a non-amortizing $1.0 billion senior revolving credit facility, which matures in March 2005. Interest under the senior revolving credit facility is based on, at our option, LIBOR plus a spread ranging from 0.18% to 0.70% per annum, the certificate of deposit rate plus a spread ranging from 0.28% to 0.80% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. There is a commitment fee ranging from 0.10% to 0.30% per annum on the entire commitment under the senior revolving credit facility. The spread and fee margins are based on certain financial ratios. The weighted average interest rate including the commitment fee under the senior revolving credit facility on February 22, 2002 was 2.3%. At February 22, 2002, there was approximately $595 million borrowings outstanding under this facility.

The senior revolving credit facility contains restrictive covenants that, among other things, limit our ability and the ability of some of our subsidiaries to effect changes in our businesses or our corporate existence; create liens securing additional indebtedness; dispose of all or substantially all of our assets; and enter into some mergers and consolidations.

The terms of the senior revolving credit facility also require that we maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth.

The senior revolving credit facility also provides for general events of default including:

•	failure to pay principal of or interest on any loans under the senior revolving credit facility;

•	failure to perform or observe any covenant;

•	acceleration of or failure to make payments in respect of debt in the aggregate principal amount of $25,000,000 or more; and

•	certain events of bankruptcy.

In addition, events of default include the occurrence of more than 30% of the voting power of our voting securities being held by any person or group. If any event of default occurs, the principal or interest on the borrowed amounts may become or may be declared to be immediately due and payable.

Bridge Financing Facility

On November 30, 2001, we completed the acquisition of the management services division of The ServiceMaster Company (“ServiceMaster Management Services”). We financed our acquisition of ServiceMaster Management Services and related expenses by borrowing approximately an additional $200 million under our existing senior revolving credit facility and $600 million under a new bridge financing facility with a group of banks arranged by JP Morgan Chase Bank. A portion of the bridge financing was repaid with proceeds from the public offering completed on December 14, 2001. As of February 22, 2002, there was approximately $250 million outstanding under this facility. The bridge financing facility is unsecured and has a one-year term, beginning on November 30, 2001. ARAMARK Services is the borrower under the bridge financing facility and we and certain other subsidiaries guarantee the obligations in the same manner as our senior revolving credit facility. Interest under the bridge financing facility is based on, at our option, LIBOR plus a spread ranging from 1.125% to 1.875% per annum and an initial spread of 1.375% (with the spread increasing by 0.25% after six months and by an additional 0.25% after nine months) or the higher of the prime rate or 0.5% per annum over the federal funds rate. The bridge financing facility has restrictive covenants, financial covenants and events of default substantially similar to those included in our senior revolving credit facility.

Our Publicly Traded Notes

We currently have $875 million principal amount of outstanding senior notes that mature between 2004 and 2006. The notes are issued under an indenture dated as of July 15, 1991, among ARAMARK Services, us, as guarantor, and The Bank of New York, as trustee. The 6.75% Notes due 2004 and the 7.00% Notes due 2006 may be redeemed, in whole or in part, at any time at our option at a redemption price equal to the greater of (i) 100% of the principal amount or (ii) an amount based on the discounted present value of scheduled principal and interest payments. The 7.10% Notes due 2006 and the 8.15% Notes due 2005 are not redeemable prior to their stated maturity. None of the notes has the benefit of a sinking fund.

The notes are subject to certain covenants that, among other things, limit our ability and the ability of some of our subsidiaries to incur additional indebtedness unless the outstanding notes are secured equally and ratably with such additional indebtedness; enter into sale and lease-back transactions; and enter into some mergers and acquisitions.

The notes also provide for general events of default, which, if any of them occurs, would require the principal or interest on the notes to become or to be declared to be immediately due and payable.

Other Facilities

ARAMARK Canada Ltd., our indirectly held, wholly owned subsidiary is the borrower under a non-amortizing C$70 million Canadian revolving credit facility among the lenders party thereto and Canadian Imperial Bank of Commerce, as administrative agent, and The Bank of Nova Scotia, as documentation agent. The credit facility provides for either U.S. dollar or Canadian dollar borrowings and matures in March 2003. At February 22, 2002, there was approximately $35 million of borrowings outstanding under this facility.

ARAMARK Services is the borrower under a loan agreement with Metropolitan Life Insurance Company in an outstanding principal amount of $25 million, evidenced by a 6.79% note due January 2003. ARAMARK Services is also the borrower under a $75 million credit agreement provided by Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia which matures in May 2005. Interest under the credit agreement is based on either LIBOR plus a spread ranging from 0.65% to 1.50% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. The spread is based on certain financial ratios.

ARAMARK Services is also the borrower under a $50 million credit agreement provided by KBC Bank which matures in May 2005. Interest under the credit agreement is based on either LIBOR plus a spread ranging from 0.90% to 1.30% per annum or the higher of the prime rate or 0.50% per annum over the federal funds rate. The spread is based on certain financial ratios.

ARAMARK Services is also the borrower under a $45 million credit agreement provided by BNP Paribas which matures in March 2005. Until April 4, 2002, interest under the credit agreement is based on LIBOR plus a spread of 0.85% per annum. Beginning April 4, 2002, interest under the credit agreement will be fixed at 5.29%.

At February 22, 2002, our subsidiaries also had approximately $120 million indebtedness outstanding under other indentures and/or credit facilities. In addition, our subsidiaries have lease and other financial obligations that are not classified as indebtedness under generally accepted accounting principles, including an accounts receivable securitization facility described below.

ARAMARK has an agreement (the “Receivables Facility”) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables Facility. Pursuant to the Receivables Facility, ARAMARK formed ARAMARK Receivables, LLC a wholly-owned, special purpose, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of ARAMARK. Under the Receivables Facility, certain subsidiaries of ARAMARK transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables up to $200 million. ARAMARK has retained collection and administrative responsibility for the participating interest sold. The agreement expires in March 2004. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140.

DESCRIPTION OF OUR DEBT SECURITIES

Please note that in this section entitled “Description of Our Debt Securities,” references to ARAMARK refer only to ARAMARK Corporation and not to any of its subsidiaries. References to ARAMARK Services or Services refer only to ARAMARK Services, Inc. and not to any of its subsidiaries. Also, in this section, references to “holders” mean those who own debt securities registered in their own names, on the books that the trustee maintains for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled “Global Securities.”

THE 2002 INDENTURES

ARAMARK may offer from time to time debt securities. These debt securities will be unsecured obligations of ARAMARK and will be either senior debt securities (“Senior Debt Securities”) or subordinated debt securities (“Subordinated Debt Securities”). ARAMARK Services, Inc. may offer from time to time its senior or subordinated debt securities which will be entitled to the guarantee of ARAMARK (“Guaranteed Debt Securities”). A guarantee issued by ARAMARK of senior debt securities of Services will rank equally with all unsecured and unsubordinated indebtedness of ARAMARK. A guarantee of subordinated debt securities of Services will be subordinated to all of ARAMARK’s present and future senior indebtedness and will rank equally with all of ARAMARK’s other outstanding subordinated indebtedness.

The Guaranteed Debt Securities will be issued under the “2002 Guaranteed Indenture” and the Senior Debt Securities and the Subordinated Debt Securities will be issued under the “2002 Debt Indenture.” Together the 2002 Guaranteed Indenture and the 2002 Debt Indenture are called the “2002 Indentures.” Unless otherwise provided in the applicable prospectus supplement, the trustee under the 2002 Indentures will be Bank One Trust Company, National Association (the “Trustee”).

The debt securities may be issued from time to time in one or more series. The particular terms, including the issuer of the debt securities, of each series that is offered by a prospectus supplement will be described in the applicable prospectus supplement.

We have summarized selected provisions of the 2002 Indentures below. The summary is not complete. The forms of the 2002 Indentures have been filed as exhibits to the registration statement and you should read the 2002 Indentures for provisions that may be important to you. Whenever we refer to this prospectus or in the prospectus supplement to defined terms of the 2002 Indentures, those defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary and not defined in this summary have the meanings specified in the 2002 Indentures.

General

The Senior Debt Securities will rank equally with all of ARAMARK’s other unsecured and unsubordinated indebtedness. The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of ARAMARK’s senior indebtedness (including the Senior Debt Securities) as described in the prospectus supplement applicable to any Subordinated Debt Securities. The Guaranteed Debt Securities that are senior debt securities of services will rank equally with all other unsecured and unsubordinated indebtedness of Services. The Guaranteed Debt Securities that are subordinated debt securities of Services will be subordinated in right of payment to the prior payment in full of senior indebtedness of Services. A guarantee issued by ARAMARK of senior debt securities of Services will rank equally with all unsecured and unsubordinated indebtedness of ARAMARK. A guarantee of subordinated debt securities of Services will be subordinated to all of ARAMARK’s present and future senior indebtedness and will rank equally with all of ARAMARK’s other outstanding subordinated indebtedness.

The 2002 Indentures provide that the debt securities may be issued without limit as to aggregate principal amount, in one or more series, and in any currency or currency units, in each case as established from time to time in or under the authority granted by a resolution of our Board of Directors or as established in one or more supplemental indentures. All debt securities of one series need not be issued at the same time, and may vary as to interest rate, maturity and other provisions and, unless otherwise provided, a series may be “reopened,” without the consent of the holders of the debt securities of that series, for issuance of additional debt securities of that series ranking equally with debt securities of that series and otherwise similar in all respects except for issue date and issue price.

A prospectus supplement will include the terms of any debt securities being offered (“Offered Debt Securities”). These terms will include some or all of the following:

•	the title of the Offered Debt Securities;

•	whether the Offered Debt Securities are Senior Debt Securities, Subordinated Debt Securities or Guaranteed Debt Securities;

•	the total principal amount of the Offered Debt Securities;

•	the dates on which the principal of the Offered Debt Securities will be payable;

•	the interest rate, which may be fixed or variable, of the Offered Debt Securities and the interest payment dates for the Offered Debt Securities; the places where payments on the Offered Debt Securities will be payable; any terms upon which the Offered Debt Securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Offered Debt Securities;

•	our right, if any, to redeem the Offered Debt Securities at our option, and the terms and conditions upon which the Offered Debt Securities may be redeemed at our option;

•	whether the Offered Debt Securities are defeasible;

•	denominations of the Offered Debt Securities and the foreign currency or currencies in which the Offered Debt Securities are issuable;

•	the amount of payments of principal and interest which may be determined by reference to an index;

•	subordination provisions applicable to the Offered Debt Securities;

•	any addition to or change in the Events of Default;

•	the designation of any depositories, trustees (other than the Trustee), Paying Agents, Authenticating Agents or other agents with respect to the Offered Debt Securities;

•	any addition to or modification or deletion of the covenants in the 2002 Indentures; and

•	any other terms of the Offered Debt Securities not inconsistent with the provisions of the 2002 Indentures.

If so provided in the applicable prospectus supplement, the debt securities may be issued at a discount below their principal amount and ARAMARK or Services, as the case may be, may pay less than the entire principal amount of the debt securities upon declaration of acceleration of their maturity (“Original Issue Discount Securities”). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities.

The general provisions of the 2002 Indentures do not contain any provisions that would limit ARAMARK’s or Services’ ability or the ability of their subsidiaries to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving ARAMARK,

Services or any of their subsidiaries. Please refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default described below that are applicable to the Offered Debt Securities or any covenants or other provisions providing event risk or similar protection.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof.

Subject to the terms of the 2002 Indentures and the limitations applicable to global securities, debt securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for that purpose, without the payment of any service charge except for any taxes or other governmental charge. The registered holder of a debt security will be treated as the owner of it for all purposes.

Any debt security which is to be redeemed only in part shall be surrendered at the corporate trust office of the Trustee or other office or agency maintained for that purpose with due endorsement by, or a written instrument of transfer duly executed by, the Holder, if so required by the relevant issuer, the Security Registrar or the Trustee and the relevant issuer shall execute, and the Trustee shall authenticate and deliver to the Holder of such debt security without service charge, a new debt security or debt securities of the same series, of like tenor and form, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the debt security so surrendered.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name that debt security is registered at the close of business on the regular record date for that interest payment.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on our debt securities will be paid at designated places. However, at our option, payment of interest may be made by check mailed to the persons in whose names our debt securities are registered or, if provided in the applicable prospectus supplement, by wire transfer to an account designated by such persons on days specified in any prospectus supplement.

All moneys paid by the relevant issuer to a Paying Agent for the payment of the principal on and premium, if any, or interest on any debt security of any series which remain unclaimed at the end of two years after the principal, premium, if any, or interest will have become due and payable will be repaid to the relevant issuer and the holder of the debt security will look only to the relevant issuer as an unsecured general creditor for payment.

Redemption

If the debt securities of a series provide for mandatory redemption by the relevant issuer or redemption at the election of the relevant issuer unless otherwise provided in the applicable prospectus supplement, the redemption may not be on less than 30 nor more than 60 days’ notice and, in the event of redemption in part, the debt securities to be redeemed will be selected by the Trustee as it deems fair and appropriate. Notice of redemption will be mailed to Holders of debt securities of the series to their last addresses as they appear on the register of the debt securities for that series.

Guaranteed Debt Securities

ARAMARK will guarantee (“Guarantee”) the punctual payment of the principal of, premium, if any, and interest on the Guaranteed Debt Securities, when and as the same will be due and payable. The Guarantee is absolute and unconditional, irrespective of any circumstance that might otherwise constitute a legal or equitable discharge of a surety or guarantor. To evidence the Guarantee, a Guarantee executed by ARAMARK will be endorsed on each Guaranteed Debt Security.

Merger or Consolidation

The 2002 Indentures provide that the relevant issuer may not consolidate with or merge with or into or wind up into, whether or not such issuer is the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any Person, unless:

•	the corporation formed by the consolidation or into which the issuer is merged or the Person which acquires by conveyance or transfer, or which leases the issuer’s properties and assets substantially as an entirety (the “successor corporation”) is a corporation organized and existing under the laws of the United States or any State or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the issuer’s debt securities issued under the applicable 2002 Indenture and the performance of every covenant in the applicable 2002 Indenture on the issuer’s part to be performed or observed;

•	immediately after giving effect to such transaction, no Event of Default under the applicable 2002 Indenture, and no event which, after notice or lapse of time, or both, would become an Event of Default, has happened and is continuing;

•	in the case of a merger or consolidation or other transaction with respect to Services, ARAMARK shall have confirmed its guarantee of the successor corporation’s obligations; and

•	the other conditions as may be specified in the applicable prospectus supplement.

With respect to Guaranteed Debt Securities, the merger and consolidation provisions described above are equally applicable to ARAMARK in its capacity as Guarantor of such debt securities.

Corporate Existence

Subject to the terms of the applicable 2002 Indenture, the relevant issuer and the Guarantor, if applicable, will do or cause to be done all things necessary to preserve and keep in full force and effect the corporate existence, charter and statutory rights of such issuer and the Guarantor, if applicable; provided, however, that the relevant issuer and the Guarantor, if applicable, will not be required to preserve any right if such issuer or Guarantor determines that the preservation thereof is no longer desirable in the conduct of its business.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, each of the following will constitute an event of default (“Event of Default”) under the 2002 Indentures with respect to the debt securities of any series:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

•	default in the payment of the principal of and premium, if any, on any debt security of that series at its Maturity;

•	default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of that series;

•	default in the performance, or breach, of any covenant or warranty in the 2002 Indentures, other than a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which expressly has been included in the 2002 Indentures solely for the benefit of debt securities of a series other than that series, and continuance of such default or breach for a period of 60 days after there has been given by registered or certified mail, to the issuer by the applicable Trustee or to the issuer and the applicable Trustee by the Holders of at least 25% in principal amount of the outstanding debt securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”;

•	certain events of bankruptcy, insolvency or reorganization; or

•	any other Event of Default provided with respect to debt securities of that series.

The 2002 Indentures require the relevant issuer and the guarantor, if applicable, to file with the Trustee, annually, an officers’ certificate as to compliance with all conditions and covenants under the applicable 2002 Indenture. The 2002 Indentures provide that the applicable Trustee may withhold notice to the Holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the Holders of that series of debt securities.

If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of our outstanding debt securities of that series may declare the principal amount, or, if any debt securities of that series are Original Issue Discount Securities, that portion of the principal amount of those Original Issue Discount Securities as may be specified in the terms of those Original Issue Discount Securities, of all our debt securities of that series to be due and payable immediately, by a notice in writing to the issuer, and to the applicable Trustee if given by Holders, and upon any such declaration that principal amount, or specified amount, plus accrued and unpaid interest, and premium, if any, will become immediately due and payable. Upon payment of that amount in the currency in which such debt securities are denominated (except as otherwise provided in the 2002 Indentures or specified in the prospectus supplement), all of our obligations in respect of the payment of principal of the debt securities of that series will terminate.

If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series, or that portion of the principal amount of such debt securities as may be specified in a prospectus supplement, will automatically become immediately due and payable.

Subject to the provisions of the 2002 Indentures relating to the duties of the Trustee, in case an Event of Default with respect to our debt securities of a particular series occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable 2002 Indenture at the request, order or direction of any of the Holders of Debt securities of that series, unless the Holders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with such request or direction. Subject to the provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of our outstanding debt securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the 2002 Indentures, or exercising any trust or power conferred on the applicable Trustee with respect to our debt securities of that series.

At any time after a declaration of acceleration with respect to our debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the 2002 Indentures, the Holders of a majority in principal amount of our outstanding debt securities of that series, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences, subject to any terms or conditions specified in the applicable prospectus supplement.

Modification or Waiver

Without prior notice to or consent of any Holders, the relevant issuer, the Guarantor, if applicable, and the Trustee, at any time and from time to time, may modify the applicable 2002 Indenture for any of the following purposes:

•	to evidence the succession of another corporation to the rights of the relevant issuer or the Guarantor, if applicable, and the assumption by that successor of the covenants and obligations under the applicable 2002 Indenture and under the debt securities or the guarantees issued thereunder in accordance with the terms of the applicable 2002 Indenture;

•	to add to the covenants for the benefit of the Holders of all or any series of debt securities, and if those covenants are to be for the benefit of less than all series, stating that those covenants are expressly being included solely for the benefit of that series, or to surrender any rights or powers of the issuer under the applicable 2002 Indenture;

•	to add any additional Events of Default, and if those Events of Default are to be applicable to less than all series, stating that those Events of Default are expressly being included solely to be applicable to that series;

•	to change or eliminate any of the provisions of the applicable 2002 Indenture, provided that any such change or elimination will become effective only when there is no outstanding debt security issued thereunder of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply;

•	to secure the debt securities issued thereunder;

•	to supplement any of the provisions of the applicable 2002 Indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the Holders of debt securities of that series or any other series of debt securities issued under the applicable 2002 Indenture in any material respect;

•	to establish the form or terms of debt securities or guarantees as permitted by the applicable 2002 Indenture;

•	to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable 2002 Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

•	to cure any ambiguity, to correct or supplement any provision in the applicable 2002 Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable 2002 Indenture and the debt securities issued thereunder and the Trust Indenture Act (the “TIA”) or to make any other provisions with respect to matters or questions arising under the applicable 2002 Indenture which will not be inconsistent with any provision of the applicable 2002 Indenture; provided those other provisions do not adversely affect the interests of the Holders of outstanding debt securities of any series created thereunder prior to such modification in any material respect.

With the written consent of the Holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately, the relevant issuer, the Guarantor, if applicable, and the Trustee may modify the applicable 2002 Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable 2002 Indenture or of modifying in any manner the rights of the Holders of debt securities under the applicable 2002 Indenture; provided, however, that such modifications may not, without the consent of the Holder of each outstanding debt security of each series affected, or, in certain cases, except as provided with respect to a series of debt securities, modify the principal or interest terms, change the currency or currencies in which monies are payable on the securities, modify the sinking fund or analogous provisions for any securities, impair the right to bring suit for the enforcement of payments after the maturity or redemption of securities, reduce the percentage in principal amount of securities whose holder’s must consent to modifications or waivers or conflict with the required provisions of the TIA or make those changes or modifications specified in the applicable prospectus supplement as requiring the consent of the Holder of each outstanding debt security for each series affected.

A modification which changes or eliminates any covenant or other provision of the applicable 2002 Indenture with respect to one or more particular series of debt securities or which modifies the rights of the Holders of debt securities of that series with respect to that covenant or other provision, will be deemed not to affect the rights under the applicable 2002 Indenture of the Holders of debt securities of any other series.

Each of the 2002 Indentures provide that the Holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the Trustee, may on behalf of the Holders of the debt securities of that series waive any Default or Event of Default and its consequences under the applicable 2002 Indenture, except:

•	a default in the payment of the principal of, premium, if any, or the interest on or in the payment of any sinking fund installment or analogous obligation with respect to any such debt security; or

•	a default in respect of a covenant or provision of the applicable 2002 Indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security of each series affected.

Discharge, Legal Defeasance and Covenant Defeasance

The applicable 2002 Indenture obligations with respect to the debt securities of any series may be discharged, subject to the terms and conditions as specified in the applicable prospectus supplement when either:

•	all debt securities, with the exceptions provided for in the applicable 2002 Indenture, of that series have been delivered to the Trustee for cancellation; or

•	all debt securities of that series not theretofore delivered to the Trustee for cancellation:

•	have become due and payable or will become due and payable at their Stated Maturity within one year; or are to be called for redemption within one year; and

•	certain events or conditions occur as specified in the applicable prospectus supplement and the relevant issuer or the Guarantor, as the case may be, has paid or caused to be paid all sums payable under the applicable 2002 Indenture and complied with certain other conditions.

In addition, each series of debt securities may provide additional or different terms or conditions for the discharge or defeasance of some or all of our obligations as may be specified in the applicable prospectus supplement.

If provision is made for the defeasance of debt securities of a series, and if the debt securities of that series are registered securities and denominated and payable only in U.S. dollars, then the provisions of the 2002 Indentures relating to defeasance will be applicable except as otherwise specified in the applicable prospectus supplement for debt securities of that series. Defeasance provisions, if any, for debt securities denominated in a foreign currency or currencies may be specified in the applicable prospectus supplement.

At the relevant issuer’s option, either (1) such issuer and the Guarantor, if applicable, will be deemed to have been discharged from its obligations with respect to debt securities of any series, i.e. the “legal defeasance option,” or (2) such issuer and the Guarantor, if applicable, will cease to be under any obligation to comply with certain provisions of the applicable 2002 Indenture with respect to certain covenants, if any, specified in the applicable prospectus supplement with respect to debt securities of any series, i.e. the “covenant defeasance option,” at any time after the conditions set forth in the applicable prospectus supplement have been satisfied.

Governing Law

The 2002 Indentures and our debt securities will be governed by, and construed in accordance with, the law of the State of New York.

THE 1991 INDENTURES

ARAMARK may offer subordinated securities (the “Subordinated Securities”) from time to time in one or more series under an indenture (the “1991 Subordinated Indenture”) between ARAMARK and The Bank of New York, as Trustee (the “Subordinated Trustee”). Unlike the 2002 Debt Indenture, ARAMARK may only issue subordinated securities under the 1991 Subordinated Indenture. Services may offer from time to time its debt securities which will be entitled to the guarantee of ARAMARK (the “Guaranteed Securities”) in one or more series under an indenture (the “1991 Guaranteed Indenture”) among ARAMARK, Services and The Bank of New York, as Trustee (the “Guaranteed Trustee”). The 1991 Subordinated Indenture and the 1991 Guaranteed Indenture are sometimes referred to collectively as the “1991 lndentures,” and the Subordinated Trustee and the Guaranteed Trustee are sometimes referred to collectively as the “Trustee.”

We have summarized selected provisions of the 1991 Indentures below. The summary is not complete. The form of the 1991 Indentures have been filed as exhibits to the registration statement and you should read the 1991 Indentures for provisions that may be important to you. In this prospectus or in the applicable prospectus supplement, whenever we refer to defined terms of the 1991 Indentures, those defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the 1991 Indentures. We have included many of these defined terms later in this prospectus under the subheading “—Defined Terms Applicable to the 1991 Indentures.”

General

Each of the 1991 Indentures provides that the debt securities may be issued without limit as to aggregate principal amount in one or more series.

A prospectus supplement will include the terms of any debt securities being offered under the 1991 Indentures (“Securities”). These terms will include some or all of the following:

•	the name of the issuer and the title of the Securities;

•	whether the Securities are subordinated securities or guaranteed securities;

•	the aggregate principal amount of the Securities;

•	the date or dates on which the principal of the Securities is payable;

•	the rate or rates or the method for determining such rate or rates, if any, at which the Securities will bear interest and the date or dates from which such interest will accrue and the date or dates at which such interest will be payable;

•	any provisions relating to optional or mandatory redemption of the Securities;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Securities are authorized to be issued;

•	the place or places at which ARAMARK or Services will make payments of principal (and premium, if any) and interest, if any;

•	the person to whom any Security of such series will be payable, if other than the person in whose name that Security is registered at the close of business on the regular record date for such interest;

•	denominations of the Securities and the foreign currency or currencies in which the Securities are issuable;

•	the amount of payments of principal and interest which may be determined by reference to an index;

•	any additional covenants (or modifications to covenants contained in the 1991 Indentures);

•	if other than the principal amount, the portion of the principal amount of Securities of the series that will be payable upon acceleration of the maturity;

•	whether the Securities are defeasible;

•	the Offer to Purchase Price and the Applicable Stated Maturity applicable to the Securities of any series; and

•	any other specific terms of the Securities not inconsistent with the applicable 1991 lndenture.

One or more series of the Securities may be issued as original issue discount securities. An original issue discount security is a Security, including any zero-coupon Security, which is issued at a price lower than the amount payable at the stated maturity or which provides that upon redemption or acceleration of the maturity an amount less than the amount payable upon the stated maturity will become due and payable.

Form, Exchange, Registration and Transfer

Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) at the Security Registrar’s office or at the office of any transfer agent designated by ARAMARK or Services, as the case may be, for such purpose and referred to in an applicable prospectus supplement, without the payment of any service charge except for any taxes and other governmental charges. The transfer or exchange will be effected upon the satisfaction of the Security Registrar or such transfer agent, as the case may be, with the documents of title and identity of the person making the request. ARAMARK and Services have appointed the Trustee as Security Registrar for the Securities.

If there is any redemption in part, ARAMARK or Services, as the case may be, will not be required to (i) issue, register the transfer of or exchange any Security during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Securities of like tenor and of the series of which such Security is a part, and ending at the close of business on the date of such mailing and (ii) register the transfer of or exchange any Security selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

Payment and Paying Agent

Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal and premium (if any) on any Security will be made only against surrender to the Paying Agent of such Security. Unless otherwise indicated in an applicable Prospectus Supplement, principal and any premium, if any, and interest on Securities will be payable, subject to any applicable laws and regulations, at the office of the Paying Agent or Paying Agents as ARAMARK or Services, as the case may be, may designate from time to time.

Unless otherwise indicated in an applicable prospectus supplement, payment of interest on a Security on any interest payment date will be made to the person in whose name the Security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in an applicable prospectus supplement, the corporate trust office of The Bank of New York in The City of New York will be designated ARAMARK’s and Services’ sole Paying Agent for payments with respect to Securities of each series.

All moneys paid by the relevant issuer to a Paying Agent for the payment of the principal on and premium, if any, or interest on any debt security of any series which remain unclaimed at the end of two years after the principal, premium, if any, or interest will have become due and payable will be repaid to the relevant issuer and the holder of the debt security will look only to the relevant issuer as an unsecured general creditor for payment.

Redemption

If the debt securities of a series provide for mandatory redemption by the relevant issuer or redemption at the election of the relevant issuer, unless otherwise provided in the applicable prospectus supplement, the redemption may not be on less than 30 nor more than 60 days’ notice and, in the event of redemption in part, the debt securities to be redeemed will be selected by the Trustee as it deems fair and appropriate. Notice of redemption will be mailed to Holders of Securities of the series to their last addresses as they appear on the register of the debt securities for that series.

Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities

Unless otherwise indicated in the applicable prospectus supplement, the following covenants are applicable to Subordinated Securities and Guaranteed Securities under the 1991 Indentures. In the past when we have offered a series of debt securities under the 1991 Indentures, the applicable prospectus supplement has specified that none of the following covenants summarized under this subheading were applicable to such series.

Mergers, Consolidations and Certain Sales and Purchases of Assets. ARAMARK may not:

•	consolidate with or merge with or into any Person who is not a Subsidiary or permit any Person who is not a Subsidiary to consolidate with or merge with or into ARAMARK or any Subsidiary;

•	directly or indirectly transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets as an entirety; and

•	and may not permit any Subsidiary to, acquire capital stock of any other Person who is not a Subsidiary which results in such Person becoming a Subsidiary or directly or indirectly purchase, lease or otherwise acquire all or substantially all of the assets of any Person as an entirety or any existing business of any Person, unless either

(X)	the amount of consideration (including any indebtedness assumed by or which becomes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Directors) paid for such capital stock or assets of any Person is less than or equal to 1% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK, or

(Y)	the amount of consideration (including any indebtedness assumed by or which becomes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Directors) paid for such Capital Stock or assets plus the aggregate amount of consideration (including any indebtedness assumed by or which becomes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Directors) paid by ARAMARK or its Subsidiaries for other such acquisitions (excluding acquisitions referred to in clause (X) and excluding acquisitions permitted below and excluding any acquisitions in respect of which ARAMARK makes an Offer to Purchase in accordance with the provisions of the following paragraph) consummated during the prior 12 months does not exceed 10% of the Consolidated Tangible Assets of ARAMARK as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK.

Notwithstanding the foregoing, any transaction described above may occur if:

(1)	the Successor Company is a domestic corporation, partnership, or trust and expressly assumes the obligations of ARAMARK or Services, as the case may be, under the applicable 1991 Indenture;

(2)	immediately before and after giving effect to the transaction and treating any indebtedness which becomes an obligation of ARAMARK or a Subsidiary as a result of the transaction as having been incurred by ARAMARK or such Subsidiary at the time of the transaction, no default has happened and is continuing; and

(3)	immediately after giving effect to the transaction or, if applicable, the portion of the transaction that exceeds the amount of consideration otherwise permitted above, the Consolidated Cash Flow Ratio of ARAMARK or, if applicable, the Successor Company for the immediately preceding four full fiscal quarters, for which quarterly or annual consolidated financial statements of ARAMARK are available on a pro forma basis, as if the transaction had taken place at the beginning of the four full fiscal quarters, is equal to or greater than 2.0 to 1 or such other Consolidated Cash Flow Ratios specified in the applicable prospectus supplement.

No default in the performance, or breach, of the Mergers, Consolidations and Certain Sales and Purchases of Assets covenant described above will be deemed to have occurred so as to result in an Event of Default with regard to the Securities of any series by reason of any merger, consolidation, divestiture, sale, disposition or acquisition described above, unless and until ARAMARK fails to make an Offer to Purchase within five business days of any such merger, consolidation, divestiture, sale, disposition or acquisition at a price equal to the Offer to Purchase Price.

Provision of Financial Statements.    So long as ARAMARK is subject to the Exchange Act, ARAMARK will file with the Commission the annual reports, quarterly reports and other documents (“Documents”) on or prior to the dates (“Required Filing Dates”) the Documents are required to be filed. If ARAMARK is not required to file Documents under the Exchange Act, ARAMARK will prepare quarterly and annual financial statements including any notes in accordance with generally accepted accounting principles (and with respect to any annual financial statement, obtain an auditors’ report by a firm of established national reputation), and a quarterly and annual “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” prepared substantially in accordance with the requirements of the Exchange Act (collectively with the quarterly and annual financial statements, the “Alternative Documents”).

ARAMARK will within 30 days of each Required Filing Date transmit by mail to all Holders, without cost, and file with the Trustee copies of the Documents or the Alternative Documents. If ARAMARK is not required to file the Documents with the Commission under the Exchange Act, then promptly upon written request ARAMARK will supply copies of Alternative Documents to any prospective Holder.

Limitation on Restricted Payments.    So long as the Securities of any series are outstanding ARAMARK will not, and with respect to clauses (ii) through (iv), will not permit any Subsidiary to, directly or indirectly:

(i)	declare or pay any dividend or make any distribution in cash or property, in respect of any class of its capital stock, or to the holders of any class of its capital stock, including pursuant to a merger or consolidation of ARAMARK, but excluding any dividends or distributions payable solely in shares of its capital stock or in options, warrants or other rights to acquire its capital stock,

(ii)	purchase, redeem or otherwise acquire or retire for value any capital stock of ARAMARK or any options, warrants or right to purchase or acquire shares of capital stock of ARAMARK,

(iii)	make, any loan, advance, capital contribution to or investment in, or payment on a guarantee of any obligation of, any Affiliate, other than ARAMARK, a Subsidiary or an Affiliate that becomes a Subsidiary by reason of any such payment, or

(iv)	declare or pay any dividend or make any distribution in cash or property, in respect of any Minority Interest created, excluding any dividends or distributions payable solely in shares of capital stock of such Subsidiary or in options, warrants or other right to acquire such capital stock.

The transactions described in clauses (i) through (iv), but only to the extent they exceed in the aggregate in any fiscal year 2% of Consolidated Tangible Assets as of the most recently available annual consolidated balance sheet of ARAMARK, are referred to as “Restricted Payments”, unless, at the time of the Restricted Payment:

(1)	no default, or an event that with the lapse of time or the giving of notice, or both, would constitute a default, has occurred and is continuing, or

(2)	the transaction constitutes a Restricted Payment and, upon giving effect to the Restricted Payment, the aggregate of all Restricted Payments from the date of the original issuance of the Securities is less than the sum of:

(a)	50% of cumulative Consolidated Net Income (or, in the case cumulative Consolidated Net Income is negative, minus 100% of such deficit) for the period from September 30, 1988 to the end of the most recently available quarterly or annual consolidated income statements of ARAMARK; provided, that the net income (loss) of any Person acquired by ARAMARK in a pooling-of-interests transaction for any period prior to the date of such transaction will not be included in the calculation of cumulative Consolidated Net Income; and

(b)	100% of the aggregate net proceeds, including the fair value of property other than cash, from the issuance of Capital Stock of ARAMARK (and, in the event ARAMARK merges or consolidates with another Person in a transaction in which the outstanding common stock of ARAMARK prior to the transaction is canceled, the Consolidated Net Worth of such other Person but not less than zero) and warrants, rights or options on Capital Stock and the principal amount of Indebtedness of ARAMARK that has been converted into Capital Stock of ARAMARK after the date of the original issuance of securities of such series.

Restricted Payments will not include the following:

•	the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provisions;

•	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of ARAMARK’s series preferred stock and dividends paid in respect thereof; or

•	payments in redemption of capital stock or options to purchase capital stock but only to the extent that the cash payments, for either direct cash payments or for cash principal payments on notes issued in connection with any such redemption of capital stock or options, in respect of such capital stock does not exceed in any fiscal year 1% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK.

No default in the performance, or breach, of this covenant will be deemed to have occurred so as to result in an Event of Default with respect to the Securities of such series by reason of any Restricted Payment,

•	if the Consolidated Cash Flow Ratio for the immediately preceding four full fiscal quarters for which quarterly or annual consolidated financial statements of ARAMARK are available, on a pro forma basis, as if such Restricted Payment (or portion thereof) made after the end of such four full fiscal quarters had been made at the beginning of such four full fiscal quarters is equal to or greater than 2.0 to 1 or such other ratios specified in the applicable prospectus supplement; or

•	unless and until ARAMARK fails to make an Offer to Purchase the Securities within five Business Days of such Restricted Payment at a price equal to the Offer to Purchase Price.

Limitation on Certain Security Interests.    The 1991 Indentures provide that ARAMARK may not create, incur or allow any security interest in shares of capital stock of Services, except those security interests relating to indebtedness of Services, without providing that the Securities will be secured equally and ratably with (or prior to) such security interest, except that the foregoing will not apply to any security interest arising with respect to indebtedness of any Subsidiary.

The holders of not less than a majority of the principal amount of Securities of each series at the time outstanding may waive compliance by ARAMARK. The limitation on certain security interests would automatically terminate in the event of a merger or consolidation of ARAMARK and Services or the sale of substantially all of the assets of Services or ARAMARK to the other.

Certain Additional Terms Applicable To the Subordinated Securities

“Pari Passu Debt” means any Indebtedness of ARAMARK for money borrowed whether outstanding at the date hereof or incurred thereafter, that ranks equal with the Subordinated Securities.

Subordination

The Subordinated Securities (including principal and interest) will be subordinated in right of payment to all present and future Senior Indebtedness. “Senior Indebtedness” is defined in the 1991 Subordinated Indenture to mean principal of, premium, if any, and interest on:

(1)	all indebtedness incurred or guaranteed by ARAMARK, which is evidenced by an instrument of indebtedness or reflected on the accounting records of ARAMARK as a payable (excluding ARAMARK’s 8 1/2% Subordinated Notes Due 2003 which will rank equally with the Subordinated Securities, and any other debt which by the terms of the instrument creating or evidencing the same is not superior in right of payment to the Subordinated Securities) including, without limitation:

(a)	any amount payable with respect to any lease, conditional sale or installment sale agreement or other financing instrument or agreement which in accordance with generally accepted accounting principles is, at the date hereof or at the time the lease, conditional sale or installment sale agreement or other financing instrument or agreement is entered into, or assumed or guaranteed by, directly or indirectly, ARAMARK, required to be reflected as a liability on the face of the balance sheet of ARAMARK;

(b)	any amounts payable in respect to any interest rate exchange agreement, currency exchange agreement or similar agreement; and

(c)	any subordinated indebtedness of a corporation merged with or into or acquired by ARAMARK; and

(2)	any renewals or extensions or refunding of any Senior Indebtedness or evidences of indebtedness issued in exchange for Senior Indebtedness.

In the event of the dissolution, winding up, liquidation or reorganization of ARAMARK, all Senior Indebtedness must be paid in full, or provision made for payment, before any payment or distribution is made upon principal of or interest on Subordinated Securities.

As a result of subordination, in the event of liquidation or insolvency, creditors of ARAMARK who are holders of Senior Indebtedness, may recover more, ratably, than the holders of the Subordinated Securities. In addition, subordination will prevent ARAMARK from making any payment with respect to the Subordinated Securities in the event and during the continuation of any default with respect to Senior Indebtedness that would permit or automatically effect acceleration of the maturity, or if a payment with respect to the Subordinated Securities would result in any such event of default with respect to Senior Indebtedness, or if any payment with respect to Senior Indebtedness is then due and payable.

The 1991 Subordinated Indenture does not limit the aggregate amount of Senior Indebtedness which may be issued.

Certain Additional Covenants Applicable to Subordinated Securities

Unless otherwise indicated in the applicable Prospectus Supplement, the following covenant, in addition to the covenants set forth under “Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities,” will be applicable to the Subordinated Securities of any series.

Limitation on Layered Indebtedness and Subsidiary Preferred Stock.    ARAMARK will not

(i)	permit any Restricted Subsidiary to incur any Indebtedness that would rank subordinate in right of payment to any other Indebtedness of such Restricted Subsidiary or to issue any Preferred Stock; or

(ii)	incur any Indebtedness or, if ARAMARK and Services merge with or consolidate into each other and such Successor Company becomes the primary obligor with respect to any significant portion of the then existing consolidated indebtedness owing to a bank or syndicate of banks, incur any indebtedness which is subordinate in right of payment to any other indebtedness for borrowed money of such Successor Company, unless, in either case, such Indebtedness (x) ranks equal to or is subordinate in right of payment to the Subordinated Securities of any series and (y) has an Average Life equal to or greater than the Average Life specified in the applicable prospectus supplement and has a stated maturity on or after the date specified in the applicable prospectus supplement.

The foregoing limitation will not apply to (A) distinctions between categories of Indebtedness which exist by reason of any liens arising or created in respect of some but not all Indebtedness or (B) any intercreditor agreements to which ARAMARK is not a party among different classes of creditors of ARAMARK.

Notwithstanding the foregoing, ARAMARK may:

(i)	incur any subordinated Indebtedness in connection with the funding of a payment in redemption of Capital Stock as is permitted under the provisions described under “Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities — Limitation on Restricted Payments” above;

(ii)	guarantee any Indebtedness of any Subsidiary;

(iii)	incur any Indebtedness owed by ARAMARK to any Subsidiary provided that such Indebtedness is at all times held by the Subsidiary of ARAMARK, except that for purposes of this covenant, upon either the transfer or other disposition by such Subsidiary of any Indebtedness so permitted to a Person other than ARAMARK or another Subsidiary of ARAMARK or the issuance (other than directors’ qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Subsidiary to a Person other than ARAMARK or another such wholly-owned Subsidiary such that the Subsidiary is no longer a Subsidiary, the provisions of the clause (iii) will no longer be applicable to such indebtedness and such indebtedness will be deemed to have been Incurred at the time of such transfer or other disposition;

(iv)	and may permit any Restricted Subsidiary to, incur any Indebtedness of a Person through the acquisition of such Person, subject to the “Mergers, Consolidations and Certain Sales and Purchases of Assets” covenant, so long as the Indebtedness was incurred by such Person prior to the time

(A)	such Person became a Subsidiary;

(B)	such Person merges with or consolidates with or into a Subsidiary; or

(C)	another Subsidiary merges with or into such Person in a transaction in which such Person becomes a Subsidiary, and such Indebtedness was not Incurred in anticipation of such acquisition and was outstanding prior to such acquisition;

(v)	and may permit any Restricted Subsidiary to, incur subordinated Indebtedness in principal amount and issue Preferred Stock having a liquidation value which in aggregate does not exceed 2% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet outstanding; and

(vi)	incur any Indebtedness in contemplation of a refunding or refinancing of any existing Pari Passu Debt, provided that such new Indebtedness

(A)	is Pari Passu Debt or is subordinate in right of payment to the Subordinated Securities;

(B)	does not exceed the principal amount of Indebtedness so refunded or refinanced; and

(C)	has an Average Life equal to or greater than the Average Life of either of (x) the Securities of such series or (y) the Indebtedness to be refunded or refinanced.

Certain Additional Terms Applicable to the Guaranteed Securities

Guarantee

ARAMARK will guarantee the punctual payment of the principal of, premium, if any, and interest on the Guaranteed Securities, when and as the same shall be due and payable. The guarantee is absolute and unconditional, regardless of any circumstance that might otherwise constitute a legal or equitable discharge of a surety or guarantor. To evidence the guarantee, a guarantee, executed by ARAMARK will be endorsed on each Guaranteed Security.

Events of Default

Each of the following will constitute an event of default (“Event of Default”) with respect to any series of Securities:

•	default in the payment of principal or premium, if any, when due, including by reason of an Offer to Purchase that has been mailed;

•	default for 30 days in the payment of interest when due;

•	default in the deposit of any sinking fund payment, when and as due;

•	default in the performance, or breach, of any covenant or warranty in the 1991 Indentures, other than a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which expressly has been included in the 1991 Indentures solely for the benefit of debt securities of a series other than that series, and continuance of such default for 60 days after there has been given by registered or certified mail, to the relevant issuer and the Guarantor, if applicable, by the Trustee or to the relevant issuer and the Guarantor, if applicable, and the Trustee by the Holders of at least 25% in principal amount of the outstanding debt securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default;”

•	default in the performance, or breach of, the “Mergers, Consolidations and Certain Sales and Purchases of Assets” covenant and the “Limitation on Restricted Payments” covenant, including in each case a failure to make an Offer to Purchase within the five business day period specified in such sections;

•	a default under any indebtedness for money borrowed by the relevant issuer, the Guarantor, if applicable, and any Subsidiary of ARAMARK in excess of $10,000,000, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after notice is given to the relevant issuer by the Trustee or to the relevant issuer and the Trustee by the Holders of at least 25% in principal amount of the outstanding debt securities of that series;

•	certain events of bankruptcy, insolvency or reorganization of ARAMARK, Services or any Significant Subsidiary; and

•	any other Event of Default provided with respect to debt securities of that series.

Within 120 days after the end of each fiscal year, the relevant issuer and the Guarantor, if applicable, are required to furnish to the Trustee an officer’s certificate stating whether such officers have obtained knowledge of any default under the applicable 1991 Indenture during such fiscal year.

Upon an Event of Default with respect to the Securities of any series, the Trustee or the Holders of 25% in principal amount of the outstanding Securities of any series may declare due and payable immediately, by a notice in writing to the relevant issuer (and to the Trustee if given by Holders of Securities), all unpaid principal on the Securities of such series outstanding at that time. All such unpaid principal will become immediately due and payable on all outstanding Securities of such series.

The Holders of not less than a majority in principal amount of the outstanding Securities of any series are authorized to waive any past default and its consequences, except a default in the payment of principal (and premium, if any, on) or interest on any Security, or a default with respect to a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Security of any series affected.

Subject to the applicable 1991 Indenture, the Trustee is under no obligation to exercise any of its rights or powers under the applicable 1991 Indenture at the request or direction of any of the Holders of Securities of any series unless such Holders have offered to the Trustee reasonable indemnity. Subject to the applicable 1991 Indenture and applicable law, the Holders of a majority in principal amount of the Securities of any series outstanding at that time have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Modification of the 1991 Indentures

Without the consent of any Holders, the relevant issuer, the Guarantor, if applicable, if applicable, and the Trustee, at any time and from time to time, may modify the applicable 1991 Indenture for any of the following purposes:

•	to evidence the succession of another Person to the rights of the relevant issuer or the Guarantor, if applicable, and the assumption by that successor of the covenants and obligations under the applicable 1991 Indenture and under the debt securities or the guarantees issued thereunder in accordance with the terms of the applicable 1991 Indenture;

•	to add to the covenants for the benefit of the Holders of all or any series of debt securities, and if those covenants are to be for the benefit of less than all series, stating that those covenants are expressly being included solely for the benefit of that series, or to surrender any rights or powers of the issuer under the applicable 1991 Indenture;

•	to add any additional Events of Default;

•	to add to, change or eliminate any of the provisions of the applicable 1991 Indenture, provided that any such addition, change or elimination (1) shall neither (a) apply to any debt securities of any series created prior to such modification and entitled to the benefit of such provision nor (b) modify the rights of the holder of such debt security with respect to such provision or (2) will become effective only when there is no outstanding debt security issued thereunder;

•	to secure the debt securities issued thereunder;

•	to add to or change any of the provisions of the applicable 1991 Indenture to such extent as shall be necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of debt securities in uncertificated form;

•	to establish the form or terms of debt securities or guarantees as permitted by the applicable 1991 Indenture;

•	to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable 1991 Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

•	to cure any ambiguity, to correct or supplement any provision in the applicable 1991 Indenture which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the applicable 1991 Indenture provided such actions shall not adversely affect the interests of the Holders of outstanding debt securities of any series created thereunder prior to such modification in any material respect.

The relevant issuer, and Guarantor, if applicable, and the Trustee may, with the consent of holders of not less than 66 2/3% in principal amount of the debt securities which are affected by the modification, modify the applicable 1991 Indenture or any supplemental indenture or the rights of the holders of the debt securities issued under such 1991 Indenture, except that no such modification may, without the consent of the holder of each outstanding debt security affected thereby,

(a)	change the stated maturity of the principal of, or any installment of principal of or interest, if any, on, any Security,

(b)	reduce the principal amount of, or premium or rate of interest, if any, on, any Security,

(c)	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity,

(d)	change the place or currency of payment of principal of, or premium or interest, if any, on, any Security,

(e)	impair the right to institute suit for the enforcement of any payment on or with respect to any Security reduce the percentage in principal amount of outstanding securities of any series, the consent of whose holders is required for modification or amendment of the applicable 1991 Indenture or for waiver of compliance with certain provisions of the applicable 1991 Indenture or for waiver of certain defaults, or

(f)	modify any of the provisions enumerated under “Modification of the 1991 Indentures,” except to increase any percentage or to provide that certain other provisions of the 1991 Indentures cannot be modified or waived without the consent of the Holder of each outstanding security affected.

Defeasance

The prospectus supplement will provide if any defeasance provision will apply to the Securities of the series offered. If any defeasance provision applies to the Securities of any series, ARAMARK or Services, as the case may be, may elect either

(A)	to defease and be discharged from any and all obligations with respect to such Securities, except for the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of the Securities and to hold moneys for payment in trust (“defeasance”) or

(B)	to be released from its obligations to comply with certain provisions of the applicable 1991 Indenture with respect to certain covenants (“covenant defeasance”).

In order to exercise defeasance or covenant defeasance, ARAMARK or Services, as the case may be, must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the holders, cash and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide cash in an amount sufficient to pay the principal (and premium, if any) and interest on such Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates.

A trust may be established only if, among other things, ARAMARK or Services, as the case may be, has delivered to the Trustee an opinion of counsel (as specified in the 1991 Indentures) to the effect that the Holders of such Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the 1991 Indentures. The prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance with respect to the Securities of a particular series.

Solely Corporate Obligations

No recourse for payment of principal of or interest on any Security or for any claim based on any Security or the 1991 lndentures may be made against any director, officer or stockholder of ARAMARK or Services.

Governing Law

The 1991 Indentures and the Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Defined Terms Applicable to 1991 Indentures

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Affiliate shall include, for purposes of the provisions described under “Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities — Limitation on Restricted Payments,” without limitation, any Person owning (a) 5% or more of ARAMARK’s outstanding Common Stock, or (b) 5% or more of ARAMARK’s Voting Stock.

“Applicable Stated Maturity” means with respect to the securities of any series means the date established pursuant to the terms of the applicable 1991 Indenture.

“Average Life” means as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of such indebtedness multiplied by the amount of such principal payment by (ii) the sum of all principal payments.

“Capital Lease Obligations” of any Person means the obligations to pay rent or other amounts under a lease arrangement conveying the right to use real or personal property of such Person which are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents, however designated, of corporate stock of such Person.

“Consolidated Cash Flow Available for Fixed Charges” means with respect to ARAMARK and its Subsidiaries for any period Consolidated Net Income for such period plus the aggregate amounts deducted in determining Consolidated Net Income for such period in respect of (i) income taxes, (ii) Consolidated Interest Expense, (iii) depreciation, amortization and other similar non-cash charges and (iv) minority interest as determined in accordance with generally accepted accounting principles.

“Consolidated Cash Flow Ratio” means with respect to ARAMARK and its Subsidiaries for any period the ratio of (i) Consolidated Cash Flow Available for Fixed Charges for the period for which such calculation is made to (ii) Consolidated Interest Expense for such period; provided, that in making such computation, the Consolidated Interest Expense will be reduced by the interest expense attributable to any Indebtedness not outstanding at the end of the period.

“Consolidated Interest Expense” means for any period the aggregate interest expense (net of interest income) of ARAMARK and its Subsidiaries for such period including, without limitation (i) the portion of any obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles and (ii) the portion of any debt discount that will be amortized in such period.

“Consolidated Net Income” means for any period the consolidated net income (or loss) of ARAMARK and its Subsidiaries determined in accordance with generally accepted accounting principles, excluding any unusual items of gain or loss.

“Consolidated Net Worth” of a Person other than ARAMARK means the consolidated shareholders’ equity of such Person and its subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles.

“Consolidated Tangible Assets” of ARAMARK and its Subsidiaries means total assets of ARAMARK and its Subsidiaries less goodwill, all determined in accordance with generally accepted accounting principles.

“Indebtedness” means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every obligation of such Person issued or assumed as the deferred purchase price of property (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue by more than 90 days or which are being contested in good faith), (iv) all Capital Lease Obligations of such Person and (v) every obligation of the type referred to in clauses (i) through (iv) of another Person and all dividends of another Person for the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“Minority Interests” means Capital Stock of a Restricted Subsidiary not owned by ARAMARK or another Subsidiary.

“Offer to Purchase” means with respect to any series of Securities, a written notice (referred to as the “Notice”) delivered to the Trustee and given by the relevant issuer or the Guarantor, if applicable, via first-class mail, postage prepaid, to each Holder of Securities of such series at his address appearing in the Security Register, stating that the Holder may elect to have his Securities purchased by the relevant issuer, either in whole or in part in integral multiples of $1,000 of principal amount, at the applicable purchase price. The Notice shall specify a purchase date not less than 30 days nor more than 60 days after the date of such Notice (referred to as the “Purchase Date”). The Notice shall contain all instructions and materials necessary to enable such Holder to tender Securities of such series pursuant to an Offer to Purchase. The Notice, which will govern the terms of an Offer to Purchase, will state:

(1)	the section of the applicable 1991 lndenture under which the Offer to Purchase is being made;

(2)	that the Offer to Purchase is for any and all Securities of such series, the applicable purchase price and the Purchase Date;

(3)	the name and address of the Paying Agent and that Securities of such series called for purchase must be surrendered to the Paying Agent to collect the purchase price;

(4)	that interest on any Security of such series not tendered or tendered but not purchased by the relevant issuer will continue to accrue;

(5)	that any Security of such series accepted for payment pursuant to an Offer to Purchase will cease to accrue interest after the Purchase Date;

(6)	that each Holder of Securities of such series electing to have a Security of such series purchased pursuant to an Offer to Purchase will be required to surrender such Security to the Paying Agent at the address specified in the Notice prior to the close of business on the Purchase Date; and

(7)	that Holders of Securities of such series will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security of such series the Holder delivered for purchase, the certificate number of the Security the Holder delivered and a statement that such Holder is withdrawing his election to have the Securities purchased.

“Offer to Purchase Price” with respect to the Securities of any series means the price or prices specified in the applicable prospectus supplement as the price or prices at which an Offer to Purchase will be made in accordance with the covenants described under “Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities — Mergers, Consolidations and Certain Sales and Purchases of Assets” and “— Limitation on Restricted Payments.”

“Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” of any Person means Capital Stock of any class or classes (however designated) which is preferred as to payments of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of suchcorporation over shares of Capital Stock of any other class of such Person.

“Restricted Subsidiary” means any domestic corporation of which more than 80 percent of the outstanding Voting Stock will, at the time as of which any determination is being made, be owned by ARAMARK either directly or through Subsidiaries.

“Significant Subsidiary” means each and any Subsidiary which (i) accounted for more than 5% of the consolidated revenues of ARAMARK and its Subsidiaries for the fiscal year ended on the date of the most recently available audited consolidated balance sheet; (ii) accounted for more than 5% of the Consolidated Net Income of ARAMARK and its Subsidiaries for the fiscal year ended on the date of the most recently available audited consolidated balance sheet; or (iii) was the owner of more than 5% of the consolidated assets of ARAMARK and its Subsidiaries as of the date of the most recently available audited consolidated balance sheet.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the relevant issuer or the Guarantor, if applicable, or by one or more other Subsidiaries, or by the relevant issuer or the Guarantor, if applicable, and one or more other Subsidiaries.

“Successor Company” means in the case ARAMARK shall consolidate with or merge with or into another Person or shall directly or indirectly transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets as an entirety, the Person formed by such consolidation or with or into which ARAMARK is merged or the Person which acquires by transfer, conveyance, sale, lease or otherwise the assets of ARAMARK substantially as an entirety.

“Voting Stock” means, with respect to any Person, Capital Stock (however designated) having general voting power for the election of a majority of the members of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes will have or might have voting power by reason of the happening of any contingency).

GLOBAL SECURITIES

Most offered securities will be book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company, (“DTC”), a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

Purchasers of securities may only hold interests in the global notes through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary — banks, brokerage houses and other institutions that maintain securities accounts for customers that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

•	DTC is unwilling or unable to continue as depositary for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

•	We in our sole discretion decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

Unless we indicate otherwise, any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions that it receives from its participants.

In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC’s procedures.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Clearstream and Euroclear

Links have been established among DTC, Clearstream Banking, societe anonyme, Luxembourg (“Clearstream Banking SA”) and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the U.S.), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

Although DTC, Clearstream Banking SA and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

Clearstream Banking SA and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream Banking SA and Euroclear, as participants in DTC.

When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream Banking SA participant or a Euroclear participant, the purchaser must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. Clearstream Banking SA or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream Banking SA or Euroclear will credit its participant’s account. Credit for the book-entry securities will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream Banking SA or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream Banking SA or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream Banking SA or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream Banking SA or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e. the trade fails), proceeds credited to the Clearstream Banking SA or Euroclear participant’s account would instead be valued as of the actual settlement date.

PLAN OF DISTRIBUTION

The debt securities may be sold:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	through a combination of any of these methods of sale.

The prospectus supplement for each series of securities we sell will describe that offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts, commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

We may sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement. Any such agent may be deemed an underwriter as that term is defined in the Securities Act of 1933, as amended.

We may authorize underwriters, dealers or agents to solicit offers by institutions to purchase the securities subject to an agreement from us, at a fixed price or prices stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

A prospectus in electronic format may be made available on Web sites maintained by one or more of the underwriters of any offering of debt securities. The underwriters may agree to allocate a percentage of the debt securities offered from time to time to underwriters for sale to their online brokerage account holders. Internet distributions may be allocated to the underwriters that may make Internet distributions on the same basis as other allocations.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities relating to material misstatements or omissions, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities offered hereby may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. The offered securities may or may not be listed on a national securities exchange. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

VALIDITY OF SECURITIES AND GUARANTEE

The validity of the debt securities and guarantees to be offered will be passed upon for ARAMARK and Services by Simpson Thacher & Bartlett, New York, New York.

EXPERTS

The audited consolidated financial statements and schedule of ARAMARK Corporation and subsidiaries included in ARAMARK’s Annual Report on Form 10-K for the year ended September 28, 2001 incorporated herein by reference have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports. Subsequent audited consolidated financial statements of ARAMARK and the reports thereon of ARAMARK’s independent public accountants, also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those consolidated financial statements and consented to the use of their reports thereon.